Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of September 28, 2015,

among

ENERGY TRANSFER CORP LP,

ETE CORP GP, LLC,

ENERGY TRANSFER EQUITY, L.P.,

LE GP, LLC,

ENERGY TRANSFER EQUITY GP, LLC

and

THE WILLIAMS COMPANIES, INC.

-i-

-ii-

SECTION 8.10.	Specific Enforcement; Consent to Jurisdiction	93
SECTION 8.11.	WAIVER OF JURY TRIAL	94
SECTION 8.12.	Severability	94
SECTION 8.13.	No Recourse to Financing Sources	94

Annex I	Index of Defined Terms

Exhibit A	Form of Amended and Restated Certificate of Formation of Energy Transfer Equity GP, LLC

Exhibit B	Form of Amended and Restated Limited Liability Company Agreement of Energy Transfer Equity GP, LLC

Exhibit C	Form of Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership of Parent

Exhibit D	Form of Contribution and Assumption Agreement

Exhibit E	Form of Amended and Restated Certificate of Limited Partnership of TopCo

Exhibit F	Form of Amended and Restated Limited Partnership Agreement of TopCo

Exhibit G	Form of First Amended and Restated Limited Liability Company Agreement of ETE Corp GP, LLC

Exhibit H	Form of Contingent Consideration Rights Agreement

-iii-

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 28, 2015, among ENERGY TRANSFER CORP LP, a Delaware limited partnership (“TopCo”), ETE CORP GP, LLC, a Delaware limited liability company and the general partner of TopCo (“TopCo GP”), ENERGY TRANSFER EQUITY, L.P., a Delaware limited partnership (“Parent”), LE GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), ENERGY TRANSFER EQUITY GP, LLC, a Delaware limited liability company (“ETE GP”), and THE WILLIAMS COMPANIES, INC., a Delaware corporation (the “Company”).

WHEREAS the Board of Directors of the Company has (a) approved and declared advisable and resolved to recommend to its stockholders the adoption of (i) this Agreement, (ii) the merger of the Company with and into TopCo, with TopCo surviving the Merger (the “Merger”) following the effectiveness of TopCo’s election to be classified as a corporation for U.S. Federal income Tax purposes, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock owned directly by the Company, as treasury stock, (b) shares of Company Common Stock owned directly by TopCo, (c) the Subsidiary-Owned Company Shares and (d) the Appraisal Shares, will be converted into the right to receive the Merger Consideration, and (iii) the Transactions, and (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions on the terms and subject to the conditions set forth herein;

WHEREAS in connection with the Merger, (a) an amount of cash of the Surviving Entity (other than the Parent Cash Deposit) shall be contributed to ETE GP such that ETE GP may contribute such cash to Parent in exchange for newly issued general partner units and (b) all the remaining assets and liabilities of the Surviving Entity (other than its membership interest in ETE GP) (the “Contributed Assets”) shall be contributed to Parent in exchange for newly issued Class E common units representing limited partner interests in Parent (the “Parent Class E Units”) pursuant to the Contribution and the Parent Class E Issuance, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS TopCo GP has (a) determined that it is in the best interests of TopCo and its equityholder, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, the Contribution and the Parent Class E Issuance;

WHEREAS Parent GP has (a) determined that it is in the best interests of Parent GP and Parent and their respective members and unitholders, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS for U.S. Federal income Tax purposes, (a)(i) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (such qualification, the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization,” within the meaning of Treasury Regulation Section 1.368-2(g), for purposes of Sections 354 and 361 of the Code, and (b) the Contribution and the Parent Class E Issuance are intended to qualify as an exchange described in Section 721(a) of the Code;

WHEREAS immediately prior to the execution of this Agreement by the Company, the Agreement and Plan of Merger, dated as of May 12, 2015, by and among the Company, SCMS LLC, WPZ and WPZ GP LLC (“WPZ GP”) (the “WPZ Merger Agreement”) has been terminated in accordance with its terms and the Parent Termination Fee (as defined in the WPZ Merger Agreement) has been paid by WPZ GP LLC to WPZ through the execution of the IDR Waiver (as defined in the WPZ Merger Agreement, the “WPZ Fee”); and

WHEREAS the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Transactions

SECTION 1.01. The Merger; the Contribution; the Parent Class E Issuance.

(a) The Merger.

(i) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”), the Company shall be merged with and into TopCo, whereupon the separate corporate existence of the Company shall cease, and TopCo shall continue its existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”).

(ii) On the Closing Date, the Company and TopCo shall file the certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DRULPA with the Secretary of State of the State of Delaware. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the DRULPA (such date and time is hereinafter referred to as the “Effective Time”).

(b) The GP Merger; the Contribution; the Parent Class E Issuance.

(i) On the Closing Date, immediately following the Effective Time and concurrent with the Contribution and the Parent Class E Issuance, in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), Parent GP shall be merged with and into ETE GP (the “GP Merger”), whereupon the separate company existence of Parent GP shall cease, and ETE GP shall continue its existence under Delaware law as the surviving company in the GP Merger and as the general partner of Parent (the “GP Surviving Company”). Parent GP and ETE GP shall file the certificate of merger (the “GP Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA with the Secretary of State of the State of Delaware. The GP Merger shall become effective at such time as the GP Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (such date and time is hereinafter referred to as the “GP Merger Effective Time”). The effects of the GP Merger shall be as provided in this Agreement and in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the GP Merger Effective Time, all of the property, rights, privileges, powers and franchises of Parent GP and ETE GP shall vest in the GP Surviving Company, and all debts, liabilities and duties of the Parent GP and ETE GP shall become the debts, liabilities and duties of the GP Surviving Company, all as provided under the DLLCA. In the GP Merger, each unit representing a limited liability company interest of Parent GP issued and outstanding prior to the GP Merger Effective Time and each unit representing a limited liability company interest of ETE GP issued and outstanding prior to the GP Merger Effective Time shall automatically be converted into a limited liability company interest of the GP Surviving Company as set forth in Section 1.01(b)(i) of the Parent Disclosure Letter. At the GP Merger Effective Time, the certificate of formation and limited liability company agreement of Energy Transfer Equity GP, LLC, substantially in the forms set forth in Exhibit A and Exhibit B, respectively, shall be the certificate of formation and the limited liability company agreement, respectively, of the GP Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law. Subject to applicable Law, the directors of Parent GP immediately prior to the GP Merger Effective Time shall be the initial directors of the GP Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Parent GP immediately prior to the GP Merger Effective Time shall be the initial officers of the GP Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(ii) Concurrent with the GP Merger, the GP Surviving Company and Parent shall execute Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership of Parent (the “Parent Partnership Agreement Amendment”) substantially in the form attached hereto as Exhibit C, pursuant to which the terms of the Parent Class E Units will be established.

(iii) On the Closing Date, immediately following the Effective Time and concurrent with the GP Merger, the Surviving Entity shall contribute the Contributed Assets to Parent (the “Contribution”), in exchange for the issuance by Parent to TopCo of a number of newly issued Parent Class E Units equal to the aggregate number of TopCo Common Shares to be issued pursuant to Article II (the “Parent Class E Issuance”). Parent and TopCo shall cause the Contribution and the Parent Class E Issuance to be consummated on the Closing Date after the Effective Time by executing a Contribution and Assumption Agreement substantially in the form attached hereto as Exhibit D.

SECTION 1.02. The Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York,

New York, at 10:00 a.m., local time, on a date to be agreed upon by the parties in writing (the “Closing Date”), which shall be no later than the third business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that upon satisfaction or waiver of all the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions) Parent may, on one occasion, by giving written notice to the Company no later than two business days prior to the date the Closing is scheduled to occur, elect to postpone the Closing Date for a period of time not to exceed 15 consecutive business days in order to facilitate the Financings (as defined below).

SECTION 1.03. Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and TopCo shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and TopCo shall become the debts, liabilities and duties of the Surviving Entity, all as provided under the DGCL and the DRULPA.

SECTION 1.04. Certificate of Formation and Limited Partnership Agreement of the Surviving Entity. At the Effective Time, (a) the certificate of formation and limited partnership agreement of TopCo substantially in the forms attached hereto as Exhibit E and Exhibit F, respectively, shall be the certificate of formation and the limited partnership agreement, respectively, of the Surviving Entity, until thereafter amended in accordance with the provisions thereof and applicable Law, and (b) the sole member of TopCo GP will execute the First Amended and Restated Limited Liability Company Agreement of TopCo GP substantially in the form attached hereto as Exhibit G.

ARTICLE II

Effect of the Merger on the Equity of the

Constituent Entities; Exchange Fund;

Company Equity Awards

SECTION 2.01. Effect on Equity. Subject to the provisions of this Article II, at the Effective Time, by virtue of the Merger and without any action on the part of the Company or TopCo or the holder of any shares of Company Common Stock or any shares of equity of TopCo:

(a) Cancelation of Treasury Stock and TopCo-Owned Stock. Each share of Company Common Stock that is directly owned by the Company, as treasury stock, or by TopCo immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor (the “Canceled Shares”).

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Canceled Shares, the Subsidiary-Owned Company Shares and, except as provided in Section 2.01(g), the Appraisal Shares) shall be converted into the right to receive any of the following forms of consideration (the “Merger Consideration”):

(i) for each share of Company Common Stock with respect to which an election to receive shares (a “Share Election”) has been validly made and not revoked (collectively, the “Share Election Shares”), the right to receive from TopCo the number of validly issued, fully paid and nonassessable TopCo Common Shares as is equal to 1.8716 (the “Share Consideration” or the “Share Consideration Ratio”), with each TopCo Common Share having attached to it one contingent consideration right, which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CCR Agreement (a “CCR”);

(ii) for each share of Company Common Stock with respect to which an election to receive shares and cash (a “Mixed Election”) has been validly made and not revoked (collectively, the “Mixed Election Shares”), the right to receive from TopCo: (A) the number of validly issued, fully paid and nonassessable TopCo Common Shares as is equal to 1.5274, with each TopCo Common Share having attached to it one CCR, and (B) cash in an amount equal to $8.00 (collectively, the “Mixed Consideration”);

(iii) for each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been validly made and not revoked (collectively, the “Cash Election Shares”), the right to receive in cash from TopCo an amount equal to $43.50 (the “Cash Consideration”); and

(iv) for each share of Company Common Stock other than shares as to which a Cash Election, a Mixed Election or a Share Election has been validly made and not revoked (collectively, the “Non-Election Shares”), the right to receive from TopCo such Share Consideration and/or Cash Consideration as is determined in accordance with Section 2.04.

(c) At the Effective Time, subject to Section 2.02(b), all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock or shares of Company Common Stock that are in uncertificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, the Pre-Merger Special Dividend and any other declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time, dividends or distributions that are due to such holder pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i), without interest, in each case to be issued or paid in consideration therefor upon surrender of the applicable Certificate in accordance with Section 2.02(b).

(d) Treatment of Subsidiary-Owned Company Common Stock. Each share of Company Common Stock owned by a wholly owned Subsidiary of the Company, TopCo or

Parent immediately prior to the Effective Time (the “Subsidiary-Owned Company Shares”) shall, at the Effective Time, no longer be outstanding and shall automatically be canceled and cease to exist and shall be converted into the right to receive from TopCo the Share Consideration, with each TopCo Common Share having attached to it one CCR.

(e) Cancelation of TopCo Common Shares. Each TopCo Common Share held by TopCo in treasury and each TopCo Common Share held by its partners immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancelation and retirement; provided, however, that the general partner interest in TopCo and TopCo’s membership interest in the GP Surviving Company shall remain outstanding.

(f) Adjustments to Merger Consideration. The Merger Consideration and any payment contemplated by Section 2.05 shall be adjusted to reflect appropriately the effect of any stock or unit split, reverse stock or unit split, stock or unit dividend (including any dividend or distribution of securities of a Subsidiary of the Company or of securities convertible into Company Common Stock and any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Units), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock or Parent Common Units with a record date occurring on or after the date hereof and prior to the Effective Time.

(g) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(b), but instead such holder shall be entitled to payment of the “fair value” of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the Pre-Merger Special Dividend, any dividends in accordance with Section 2.02(c) and the right to receive the “fair value” of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the “fair value” of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall cease to be Appraisal Shares and be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(b), without any interest thereon. The Company shall give prompt written notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

SECTION 2.02. Exchange Fund. (a) Exchange Agent. Prior to the Closing Date, TopCo shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the purpose of receiving elections and exchanging, in accordance with this Article II, Company Common Stock for the Merger Consideration, and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, TopCo shall deposit or shall cause to be deposited with the Exchange Agent that number of whole uncertificated or certificated TopCo Common Shares representing the number of TopCo Common Shares sufficient to pay the aggregate number of TopCo Common Shares issuable pursuant to this Article II. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent an amount in cash sufficient to pay the Cash Component pursuant to Section 2.04 (the “Parent Cash Deposit”). In addition, TopCo shall deposit or cause to be deposited with the Exchange Agent that number of certificates representing the aggregate number of CCRs issuable pursuant to the CCR Agreement in accordance with Section 2.01(b) to which the holders of Company Common Stock will become entitled under this Article II at the Effective Time. In addition, TopCo shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time on or after the Effective Time, an amount in cash sufficient to pay any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(j). The TopCo Common Shares, the CCRs and the cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund”.

(b) Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within three business days thereafter, TopCo shall cause the Exchange Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any cash in lieu of fractional shares pursuant to Section 2.02(i) and any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(j). Each holder of record of Company Common Stock shall, upon surrender to the Exchange Agent of such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.02(h)), together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor that number of whole TopCo Common Shares, CCRs and/or cash representing the Merger Consideration that such holder has the right to receive pursuant to this Article II, cash in lieu of any fractional TopCo Common Shares such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or Section 2.02(j), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar Taxes required by reason of the payment of the Merger

Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of TopCo that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender that number of whole TopCo Common Shares, CCRs and/or cash representing the Merger Consideration that such holder has the right to receive pursuant to this Article II, cash in lieu of any fractional TopCo Common Shares such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or Section 2.02(j). No interest shall be paid or will accrue on any consideration payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, the Pre-Merger Special Dividend, any other dividends or other distributions payable pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i) paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock canceled pursuant to Section 2.01(b) and any related Certificates; subject, however, to the Surviving Entity’s obligation to pay all declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Share Issuance to Parent. As promptly as practicable after the Effective Time, but in any event within three business days thereafter, in consideration for the Parent Cash Deposit, TopCo shall cause the Exchange Agent to deliver to Parent a number of TopCo Common Shares, with each TopCo Common Share having attached to it one CCR, equal to (i) the Share Consideration multiplied by the Cash Component, divided by (ii) the Cash Consideration. To the extent Parent provides any cash amounts to TopCo that are necessary to make any payments in respect of Appraisal Shares, TopCo shall issue to Parent additional TopCo Common Shares, with each TopCo Common Share having attached to it one CCR (provided that the CCR Agreement is still in effect at the time of such issuance), equal to (x) the number of Appraisal Shares, multiplied by (ii) the Share Consideration.

(e) Termination of the Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed for one year after the Effective Time shall be delivered to TopCo, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to TopCo for, and TopCo shall remain liable for, payment of their claims for the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) and CCRs, in each case without any interest thereon, pursuant to the provisions of this Article II.

(f) No Liability. None of TopCo, Parent, the Company, the Surviving Entity or the Exchange Agent shall be liable to any person in respect of any TopCo Common Shares, CCRs, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the related Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) would escheat to or become the property of any Governmental Entity, (i) any portion of such Merger Consideration payable in TopCo Common Shares (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) or CCRs, and (ii) any portion of such Merger Consideration payable as Cash Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of TopCo and Parent, respectively, in each case, free and clear of all claims or interest of any person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly replace or restore or cause to be promptly replaced or restored the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Common Stock or holder of Certificates to receive the Merger Consideration as provided herein.

(h) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by TopCo, the posting by such person of a bond or surety in such reasonable amount as TopCo may direct as indemnity against any claim that may be made against it with respect to such Certificate, together with the submission of a duly executed letter of transmittal and such other customary documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i).

(i) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of TopCo Common Shares shall be issued upon the surrender for exchange of Certificates or upon the conversion of shares of Company Common Stock, no dividends or other distributions of TopCo shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of TopCo. Each former holder of Company Common Stock who otherwise would have been entitled to a fraction of a TopCo Common Share shall receive in lieu thereof cash (rounded to the nearest cent) equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full TopCo Common Shares delivered to the Exchange Agent by TopCo for issuance to holders of Certificates over (ii) the aggregate number of full TopCo Common Shares to be distributed to holders of Certificates (such excess being herein referred to as the “Excess Shares”). As promptly as practicable following the Effective Time, the Exchange Agent, as agent for such holders of Certificates, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange, all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the New York Stock Exchange and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates is entitled (after taking into account all Certificates then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.02(i). The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to TopCo that would otherwise be caused by the issuance of fractional shares.

(j) Distributions with Respect to Unexchanged TopCo Common Shares. No dividends or other distributions with respect to TopCo Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the TopCo Common Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional TopCo Common Shares shall be paid to any such holder pursuant to Section 2.02(i), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing that number of TopCo Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such TopCo Common Shares and the amount of any cash payable in lieu of a fractional TopCo Common Share to which such holder is entitled pursuant to Section 2.02(i) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such TopCo Common Shares.

(k) Withholding. The Company, TopCo, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement, such amounts as are required to be withheld or deducted under the Code or any other applicable Tax Law with respect to the making of such payment. All amounts so withheld or deducted will be paid over to the applicable Governmental Entity and treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

SECTION 2.03. Election Procedures. Each holder of record of Company Common Stock issued and outstanding immediately prior to the Election Deadline (a “Company Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Each Company Holder may specify in a request made in accordance with the provisions of this Section 2.03 (an “Election”), (A) the number of shares of Company Common Stock with respect to which such Company Holder desires to make a Share Election, (B) the number of shares of Company Common Stock with respect to which such Company Holder desires to make a Mixed Election, and (C) the number of shares of Company Common Stock with respect to which such Company Holder desires to make a Cash Election, and the order in which either such election is to apply to any such shares if the election is subject to proration pursuant to Section 2.04. Any Company Holder who makes an Election shall be required to waive all appraisal rights in connection with making such Election.

(b) TopCo shall prepare a form reasonably acceptable to the Company (the “Form of Election”), which shall be mailed by TopCo to record holders of Company Common Stock so as to permit those Company Holders to exercise their right to make an Election prior to the Election Deadline.

(c) TopCo shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of Company Common Stock as of the record date for the Company Stockholders’ Meeting not less than 20 business days prior to the anticipated Election Deadline. TopCo shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders of record of Company Common Stock during the period following the record date for the Company Stockholders’ Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates (or affidavits of loss in lieu of the Certificates) to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad–15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); provided that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of shares of Company Common Stock in book-entry form, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by TopCo, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by the Company and TopCo, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on a date mutually agreed by the Company and Parent but which in no event shall be less than 30 days prior to the anticipated Closing Date. TopCo and the Company shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the Election Deadline.

(e) Any Company Holder may, at any time prior to the Election Deadline, change or revoke such Company Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Company Holder’s Certificates, or of the guarantee of delivery of such Certificates, or any documents in respect of shares of Company Common Stock in book-entry form, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company that this Agreement has been terminated in accordance with Article VII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of Company Common Stock (none of the parties or the Exchange Agent being under any duty to notify any stockholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) TopCo, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.04.

SECTION 2.04. Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be converted into Cash Consideration pursuant to Section 2.01(b) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (A) the Cash Component minus the product of (1) the number of Mixed Election Shares multiplied by (2) $8.00 by (B) the Cash Consideration. The “Cash Component” shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock issued and outstanding as of the Closing Date (excluding all Canceled Shares, Appraisal Shares and Subsidiary-Owned Company Shares) by (y) $8.00. All other shares of Company Common Stock (other than Mixed Election Shares, which shall be converted into the Mixed Consideration) shall be converted into the Share Consideration, subject to Section 2.04(b)(iii).

(b) Within three business days after the Effective Time, TopCo shall cause the Exchange Agent to effect the allocation among the holders of Cash Election Shares as follows:

(i) if the aggregate number of shares of Company Common Stock with respect to which the Cash Election shall have been made (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Share Election Shares and all Non-Election Shares shall be converted into the right to receive the Share Consideration, (B) all Mixed Election Shares shall be converted into the right to receive the Mixed Consideration and (C) Cash Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.04, whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Share Consideration;

(ii) if the Total Cash Election Number equals the Cash Conversion Number, then (A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Shares shall be converted into the right to receive the Mixed Consideration, (C) all Share Election Shares shall be converted into the right to receive the Share Consideration, and (D) all Non-Election Shares shall be converted into the right to receive the Mixed Consideration; and

(iii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then (A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Shares shall be converted into the right to receive the Mixed Consideration, and (C) all Share Election Shares and the Non-Election Shares shall be treated in the following manner:

(a) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Share Election Shares shall be converted into the right to receive the Share Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.02, whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Share Consideration; or

(b) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall convert into the right to receive the Cash Consideration, and the Share Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Share Election Shares equal to the product obtained by multiplying (1) the number of Share Election Shares held by such holder by

(2) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the total number of Non-Election Shares, and the denominator of which is the total number of Share Election shares (with the Exchange Agent to determine, consistent with this Section 2.04, whether fractions of Share Election Shares shall be rounded up or down), with the remaining number of such holder’s Share Election Shares being converted into the right to receive the Share Consideration.

SECTION 2.05. Company Equity Awards.

(a) Each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be equitably adjusted immediately prior to the Effective Time pursuant to the terms of the applicable Company Stock Plan and award agreement by reducing the exercise price thereof by an amount equal to the Pre-Merger Special Dividend, contingent on the consummation of the Merger. At the Effective Time, each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall, as of the Effective Time, be assumed by TopCo and shall be converted into a cash-settled stock appreciation right (a “TopCo SAR”), on the same terms and conditions as were applicable under such Company Stock Option (including with respect to vesting and acceleration of vesting upon certain terminations of employment following the Effective Time), corresponding to a number of TopCo Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, at a base price per TopCo Common Share (rounded up to the nearest whole cent) equal to the exercise price per share of Company Common Stock of such Company Stock Option (after giving effect to the adjustment described in the first sentence of this Section 2.05(a)) divided by the Exchange Ratio; provided that upon exercise, the holder of a TopCo SAR shall be entitled to receive a cash payment per share equal to the excess, if any, of (i) the fair market value of a TopCo Common Share (as determined in accordance with the terms of the applicable Company Stock Plan) as of the exercise date over (ii) the base price of such TopCo SAR.

(b) At the Effective Time, with respect to each Company RSU that is outstanding immediately prior to the Effective Time, such Company RSU shall, as of the Effective Time, be assumed by TopCo and shall be converted into a cash-settled restricted stock unit (a “TopCo RSU”) with respect to a number of whole TopCo Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the applicable number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (y) the Share Consideration Ratio, and shall have the additional terms set forth below.

(i) With respect to each Company PSU (other than a Company Leveraged PSU), (A) if the Effective Time occurs prior to the end of the performance period applicable to such Company PSU, the number of shares of Company Common Stock underlying such Company PSU immediately prior to the Effective Time shall be deemed to equal the target number of shares of Company Common Stock covered by such Company PSU, and, (B) if the Effective Time occurs on or after the end of the performance period applicable to such Company PSU, the number of shares of Company Common Stock underlying such Company PSU immediately prior to the Effective Time shall be deemed to be the number of shares of Company Common Stock covered by such Company PSU based on actual performance, as determined by the Compensation Committee of the Board of Directors of the Company prior to the Effective Time in accordance with the terms of the applicable Company Stock Plan and the applicable award agreement.

(ii) With respect to each Company PSU that is a Company Leveraged PSU, the number of shares of Company Common Stock underlying such Company Leveraged PSU immediately prior to the Effective Time shall be deemed to equal the greater of (A) the number of shares of Company Common Stock covered by such Company Leveraged PSU based on actual performance as of immediately prior to the Effective Time, as determined by the Compensation Committee of the Board of Directors of the Company prior to the Effective Time in accordance with the terms of the applicable Company Stock Plan and the applicable award agreement, and (B) the target number of shares of Company Common Stock covered by such Company Leveraged PSU.

(iii) Following the Effective Time, the performance vesting criteria with respect to each TopCo RSU that was a Company PSU no longer shall apply and the vesting of such TopCo RSU shall be time-based and subject to continued employment through the end of the applicable performance period or any other date required under the terms of the Company RSU in effect immediately prior to the Effective Time.

(iv) Upon settlement, the holder of a TopCo RSU shall be entitled to receive on the settlement date the following amounts, without interest:

(A) a cash payment for such TopCo RSU equal to the fair market value of a TopCo Common Share (as determined in accordance with the terms of the applicable Company Stock Plan) on the settlement date,

(B) in lieu of any fractional TopCo Common Shares that would result from the determination in the first sentence of this Section 2.05(b) without regard to rounding, a cash payment equal to the product obtained by multiplying (1) the number of such fractional TopCo Common Shares by (2) the TopCo Share Value (such cash payment, the “Fractional Share Payment”),

(C) to the extent that any accrued dividend equivalent payments (which, for the avoidance of doubt, shall include the Pre-Merger Special Dividend) in respect of such Company RSU remain unpaid as of immediately prior to the Effective Time, a cash payment equal to the value of such unpaid dividend equivalent payments, and

(D) if such TopCo RSU settles after the End Date (as defined in the CCR Agreement), a cash payment equal to the Shortfall Amount (as defined in the CCR Agreement), if any, as determined in accordance with the terms and conditions of the CCR Agreement (the “CCR Shortfall Payment”).

(v) Except as otherwise provided in this Section 2.05(b), each TopCo RSU assumed and converted pursuant to this Section 2.05(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU immediately prior to the Effective Time (including with respect to vesting and acceleration of vesting upon certain terminations of employment following the Effective Time and the right to accrue dividend equivalents).

(c) At the Effective Time, with respect to each Director DSU that is outstanding immediately prior to the Effective Time, such Director DSU shall, as of the Effective Time, be assumed by TopCo and shall be converted into a cash-settled deferred stock unit (a “TopCo DSU”) with respect to a number of whole TopCo Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the applicable number of shares of Company Common Stock subject to such Director DSU immediately prior to the Effective Time by (y) the Share Consideration Ratio, and shall have the additional terms set forth below.

(i) Upon settlement, the holder of such TopCo DSU shall be entitled to receive on the settlement date specified in the underlying Company Stock Plan or the deferral election applicable to such Director DSU the following amounts, without interest:

(A) a cash payment for such TopCo DSU equal to the fair market value of a TopCo Common Share (as determined in accordance with the terms of the applicable Company Stock Plan) on the settlement date,

(B) the Fractional Share Payment,

(C) to the extent that any accrued dividend equivalent payments (which, for the avoidance of doubt, shall include the Pre-Merger Special Dividend) in respect of such Director DSU remain unpaid as of immediately prior to the Effective Time, a cash payment equal to the value of such unpaid dividend equivalent payments, and

(D) if such TopCo DSU settles after the End Date, the CCR Shortfall Payment, if any.

(ii) Except as otherwise provided in this Section 2.05(c), each TopCo DSU assumed and converted pursuant to this Section 2.05(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Director DSU immediately prior to the Effective Time (including with respect to settlement and the right to accrue dividend equivalents).

(d) At the Effective Time, TopCo shall assume all the obligations of the Company under the Company Stock Plans with respect to each outstanding TopCo SAR, TopCo RSU and TopCo DSU (collectively, the “Assumed TopCo Equity Awards”), and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under each Company Stock Plan shall be adjusted to reflect TopCo Common Shares in accordance with the provisions of the applicable Company Stock Plan and this Section 2.05.

(e) To the extent any conversion contemplated by this Section 2.05 would cause any payment in connection with an Assumed TopCo Equity Award to result in an impermissible acceleration event or otherwise result in any excise taxes under Section 409A of the Code, TopCo shall, to the extent reasonably practicable and otherwise permitted by applicable Law, consider in its discretion such adjustment to the Assumed TopCo Equity Award, including with respect to the timing of the payment, to eliminate, limit or minimize the impact of any excise tax under Section 409A of the Code. Notwithstanding the foregoing provisions of this Section 2.05(e), nothing contained in this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A of the Code from any individual holder of an Assumed TopCo Equity Award to TopCo, Parent, the Company or any of their respective Affiliates, employees or agents, and such individual holder shall be solely responsible for any such liability.

(f) Prior to the Effective Time, the Company shall adopt such resolutions, in a form reasonably acceptable to TopCo, and take such other actions as may be required or reasonably requested by TopCo to provide for the treatment of the Company Stock Options, Company RSUs and Director DSUs contemplated by this Section 2.05.

SECTION 2.06. Treatment of the Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (a) with respect to each offering period in effect as of the date hereof (the “Company ESPP Offering Period”), (i) no participant may elect to participate in the Company ESPP after the date of this Agreement and (ii) no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of this Agreement for the Company ESPP Offering Period; (b) the Company ESPP Offering Period shall terminate at the earlier of (i) the scheduled purchase date for such Company ESPP Offering Period and (ii) the date that is seven business days prior to the Effective Time, and, subject to the consummation of the Merger, be the final offering period under the Company ESPP; (c) each participant’s accumulated payroll deduction shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP on the earlier of (i) the scheduled purchase date for such Company ESPP Offering Period and (ii) the date that is seven business days prior to the Effective Time; and (d) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

ARTICLE III

Representations and Warranties

SECTION 3.01. Representations and Warranties of the Company. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since January 1, 2013 by the Company or WPZ and publicly available on EDGAR prior to the date of this Agreement (collectively, the “Company Filed SEC Documents”) (without giving effect to any amendment to any such Company Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures set forth in any “risk factor” section to the extent such disclosures are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face in light of the context and content of the disclosure that such information is relevant to such other Section or subsection), the Company represents and warrants to TopCo and Parent as follows:

(a) Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement (i) a true and complete copy of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the By-laws of the Company (the “Company By-laws”), in each case as amended to and in effect as of the date of this Agreement, and (ii) the certificate of limited partnership of WPZ and the partnership agreement of WPZ (the “WPZ Partnership Agreement”), in each case as amended to and in effect as of the date of this Agreement. Upon the request of Parent, the Company will make available to Parent the comparable organizational documents of each of its other Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions) (collectively, “Liens”), other than Company Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. (i) The authorized capital stock of the Company consists of 960,000,000 shares of Company Common Stock and 30,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). At the close of business on September 25, 2015 (the “Company Capitalization Date”), (i) (A) 749,739,823 shares of Company Common Stock were issued and outstanding and (B) 34,503,912 shares of Company

Common Stock were held by the Company in its treasury, (ii) 5,747,520 shares of Company Common Stock were subject to outstanding options to acquire shares of Company Common Stock from the Company (the “Company Stock Options”), (iii) 2,160,945 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company RSUs (other than Company PSUs), (iv) 1,369,979 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company PSUs (assuming achievement of applicable performance goals at target value), (v) 130,131 shares of Company Common Stock were issuable upon settlement or exercise of outstanding purchase rights under the Company ESPP (assuming that the closing market price per share of Company Common Stock on such date is equal to $41.60 and such date represents the last day of the current purchase period) and (vi) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on the Company Capitalization Date, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since the Company Capitalization Date to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options or purchase rights under the Company ESPP or vesting of Company RSUs that were, in each case, outstanding as of the Company Capitalization Date and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(ii) As of the Company Capitalization Date, the outstanding capitalization of WPZ consists of 586,730,729 Common Units (as defined in the WPZ Partnership Agreement, the “WPZ Common Units”), 14,432,380 Class B Units (as defined in the WPZ Partnership Agreement, the “WPZ Class B Units”), 12,268,635 Notional General Partner Units (as defined in the WPZ Partnership Agreement, the “WPZ General Partner Units”) and the Incentive Distribution Rights (as defined in the WPZ Partnership Agreement, the “WPZ IDRs”). All of such WPZ Common Units, WPZ Class B Units, and WPZ IDRs and the limited partner interests represented thereby, with respect to the WPZ Common Units and WPZ Class B Units, have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement, and are fully paid (to the extent required under the WPZ Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WPZ Partnership Agreement) and not subject to preemptive rights. WPZ GP is the sole owner of the WPZ General Partner Units and such WPZ General Partner Units have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement and represent the entire WPZ General Partner Interest (as defined in the WPZ Partnership Agreement, the “WPZ General Partner Interest”). Except as set forth above in this Section 3.01(c)(ii), as of the date hereof, there are not any WPZ Common Units, WPZ Class B Units, partner interests, voting securities or equity interests of WPZ issued and outstanding or any rights issued or granted by, or binding upon, WPZ, except as set forth in the reports filed by WPZ with the SEC (without giving effect to any amendment to any such report filed with the SEC on or after the date hereof) or the WPZ Partnership Agreement as in effect on the date hereof, except for awards granted under the WPZ GP Long-Term Incentive Plan or the WPZ

Legacy Long-Term Incentive Plan. Except as set forth in the WPZ Partnership Agreement as in effect on the date hereof, there are no outstanding obligations of WPZ or any of its Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any WPZ Common Units, WPZ Class B Units or other partner interests, voting securities or equity interests or any rights of WPZ or any of its Subsidiaries or Affiliates. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of WPZ on any matter. As of the date of this Agreement, the Company indirectly owns (i) 339,664,088 WPZ Common Units and 14,432,380 WPZ Class B Units, which together, as the date of this Agreement, represented 58.9% of the outstanding limited partner interest in WPZ, (ii) the WPZ General Partner Interest and (iii) all of the WPZ IDRs, in each case, free and clear of any Liens other than Company Permitted Liens.

(iii) No Subsidiary of the Company owns any shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness of the Company that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote, other than the Company’s 5.50% Junior Subordinated Convertible Debentures due 2033) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Company Capitalization Date, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, (3) that give any person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries (including preemptive and anti-dilution rights), or to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries, or (4) obligating the Company or any of its Subsidiaries to provide a material amount of funds to, or make any material investments in (in the form of a loan, capital contribution or otherwise), any person. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than pursuant to the Company Stock Plans, or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary other than as described above.

(d) Authority; Noncontravention. (i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of the Company duly and validly adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement ((A), (B), (C) and (D) being referred to herein as the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancelation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Company Permitted Liens and Liens created in connection with any action taken by TopCo or Parent or any of their respective Affiliates) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Certificate of Incorporation, the Company By-laws or the comparable organizational documents of any of its Subsidiaries or (B) (1) any contract, license, lease, sublease, indenture, note, bond, mortgage, undertaking or other legally binding agreement, instrument or obligation, whether written or unwritten, that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, agency requirement, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body, independent system operator, regional transmission organization or national, regional or state reliability organization (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any required filing under the Canada Competition Act and any other filings required or advisable under any applicable foreign antitrust, competition or foreign investment Law, (II) the approval of the Federal Energy Regulatory Commission (“FERC”) pursuant to the Federal Power Act, 16 U.S.C. § 791a et seq. and the rules and regulations promulgated by FERC thereunder (the “FPA”), (III) the filing with the SEC of (x) the Form S-4, (y) the Proxy Statement and (z) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (IV) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (V) any filings required under the rules and regulations of the New York Stock Exchange and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Company SEC Documents; Financial Statements. (i) The Company and each of its Subsidiaries has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company and its Subsidiaries since January 1, 2013 (the “Company SEC Documents”). As of their respective dates of filing, or, in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Company SEC Documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Company Filed SEC Documents. No enforcement action has been initiated against the Company relating to disclosures contained in or omitted from any Company Filed SEC Document.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company and of WPZ included in the Company SEC Documents have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and of WPZ and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to any other adjustments described therein).

(iii) Each of the Company and WPZ maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. Each of the Company and WPZ maintains internal controls over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. The Company’s and WPZ’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by each of the Company and WPZ in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s or WPZ’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Each of the Company’s and WPZ’s management has completed an assessment of the effectiveness of the Company’s and WPZ’s, respectively, internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014 and such assessment concluded that such controls were effective. Each of the Company and WPZ has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the Audit Committee of the Board of Directors of the Company, or to WPZ’s auditors and the Audit Committee of the Board of Directors of WPZ GP, as applicable, (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s or WPZ’s ability, as applicable, to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in the Company’s, or WPZ’s, as applicable, internal controls over financial reporting, and each such significant deficiency, material weakness or fraud has been disclosed to Parent as of the date hereof.

(iv) There are no liabilities or obligations of the Company or any of its Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise), other than (A) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of December 31, 2014 (or the notes thereto) (1) of the Company, included in the Company’s Current Report on Form 8-K filed with the SEC on May 7, 2015 or (2) of WPZ, included in WPZ’s Current Report on Form 8-K filed with the SEC on May 7, 2015, (B) current liabilities incurred in the ordinary course of business since December 31, 2014, (C) liabilities or obligations incurred under the terms of this Agreement or in connection with the Transactions and (D) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of TopCo or Parent. The Form S-4 and the Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

(g) Absence of Certain Changes or Events. (i) From December 31, 2014 through the date of this Agreement, (A) except in connection with (1) the negotiation and execution of this Agreement, (2) the negotiation and execution of the WPZ Merger Agreement and (3) the process to explore a range of strategic alternatives described in the Company’s June 21, 2015 press release, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business, and (B) none of the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 4.01(a)(ii), 4.01(a)(vi), 4.01(a)(vii), 4.01(a)(ix), 4.01(a)(xi), 4.01(a)(xv) or 4.01(a)(xvi) and (ii) since December 31, 2014, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not reasonably be expected to prevent, impede or delay the consummation of the Transactions, including the Merger, (i) there is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of the Company, threatened against, or to the Knowledge of the Company, any pending or threatened governmental or regulatory investigation of, the Company or any of its Subsidiaries and (ii) there is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed, against the Company or any of its Subsidiaries.

(i) Contracts. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that (A) restricts the ability of the Company or any of its Subsidiaries (or, after the Closing, would restrict Parent, TopCo or any of their respective Subsidiaries) in any material respect to compete with any other person or acquire or dispose of the securities of another person and (B) is material to the Company and its Subsidiaries, taken as a whole;

(iii) any loan, mortgage, note, debenture, bond, indenture or other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $500.0 million, is outstanding or may be incurred, other than any such Contract solely between or among any of the Company and any of its Subsidiaries;

(iv) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such Contract solely between or among any of the Company and any of its Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests, as the case may be;

(vi) any Contract that by its terms calls for aggregate payments by the Company or any of its Subsidiaries of more than $500.0 million in any fiscal year period or $1.0 billion in the aggregate over the term of such Contract, except for any such Contract that may be canceled by the Company, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 180 days or less;

(vii) any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $500.0 million in the aggregate;

(viii) any material Contract, other than Contracts for transportation services to be provided for FERC-regulated Natural Gas Act or Interstate Commerce Act transportation services pursuant to an open season, that contains a “most favored nation” or any similar term for the benefit of a third party that restricts the business of the Company (or would, after the Closing, restrict the business of Parent, TopCo or any of their respective Subsidiaries) in a material manner;

(ix) any collective bargaining agreement;

(x) any Contract under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its current or former directors, officers, employees or consultants, in each case with a principal amount in excess of $100,000;

(xi) any material Contract that includes any Affiliate of the Company (other than a Subsidiary of the Company) as a counterparty or third party beneficiary;

(xii) any Contract to acquire all or a portion of the capital stock, business, property or assets of any other person for an amount of cash (or value of non-cash consideration) in excess of $500.0 million;

(xiii) any Contract in favor of directors or executive officers relating to employment or compensation or providing rights to indemnification; or

(xiv) any Contract the loss or breach of which would reasonably be expected to have a Company Material Adverse Effect.

Each such Contract described in clauses (i) through (xiv) above is referred to herein as a “Company Specified Contract”. The Company has delivered or made available to Parent true and complete copies of all Company Specified Contracts. Each of the Company Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any Company Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Compliance with Laws; Permits. The Company and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Company Specified Contract with all Governmental Entities, and have filed all tariffs, reports, notices, and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as presently conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is, and each of its Subsidiaries is, in compliance with the terms and requirements of such Company Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Regulatory Matters.

(i) Each of the Company or its Subsidiaries is not a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”), or, if the Company or any Subsidiary is a holding company or a public-utility company as defined under PUHCA, the Company or its Subsidiary is exempt from the books and records requirements applicable to holding companies and their associate companies under Section 1264 of PUHCA.

(ii) All filings required to be made by the Company or any of its Subsidiaries during the three years preceding the date hereof with the FERC under the FPA, the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by FERC thereunder (“NGA”), the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by FERC thereunder (“NGPA”), the Interstate Commerce Act implemented by FERC pursuant to 49 U.S.C. § 60502 and the regulations promulgated by FERC thereunder (“ICA”), PUHCA, the Public Utility Regulatory Policies Act of 1978 §§ 16 U.S.C. 2601-2645, and the regulations promulgated by the FERC thereunder (“PURPA”), the U.S. Department of Energy (“DOE”), the Federal Communications Commission (“FCC”) or any other applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, continue to comply with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) Labor and Employment Matters. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, labor organization or employee association, works council or similar organization applicable to the employees of the Company or any of its Subsidiaries. (A) To the Knowledge of the Company, there are no union or other labor organizing activities occurring concerning any employees of the Company or any of its Subsidiaries, (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, and (C) there is no unfair labor practice, labor dispute (other than individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to employees of the Company or any of its Subsidiaries.

(ii) The Company and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, terms and conditions of employment, payroll, worker classification, wages, mandatory social security schemes, hours and occupational safety and health and employment practices, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(m) Employee Benefit Matters. (i) With respect to each material Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendment thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any such Company Benefit Plan.

(ii) (A) Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Law, (B) all material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been timely paid or properly reflected on the Company’s financial statements, (C) each of the Company and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans, and (D) each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter and, to the Knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(iii) With respect to any Company Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with such Company Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA, and (B) there are no pending or, to the Knowledge of the Company, threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity that, in each of clauses (A) or (B), has materially and adversely affected or would reasonably be expected to materially and adversely affect, individually or in the aggregate, the ability of the Company and its Subsidiaries to operate their business in the ordinary course consistent with past practice.

(iv) With respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full, (C) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (D) no notice of intent to terminate any such Company Benefit Plan has been filed and no amendment to treat any such Company Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the Pension Benefit Guaranty Corporation or otherwise) to treat any such Company Benefit Plan as terminated.

(v) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity of the Company maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any (i) “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), or (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(vi) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for any liabilities that have not resulted in and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company and its Subsidiaries.

(vii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Company Benefit Plan, (C) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any liability, under any Company Benefit Plan, or (E) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries.

(viii) Except as would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect, each Company Benefit Plan that is maintained outside the jurisdiction of the United States for the benefit of any employees or other service providers of the Company or any of its Subsidiaries whose principal place of employment is outside the United States (each, a “Non-U.S. Company Benefit Plan”) (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded or book-reserved, each Non-U.S. Company Benefit Plan is funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ix) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(n) Taxes.

(i) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of the existence of any fact that would reasonably be expected to prevent (A) the Merger from qualifying for the Intended Tax Treatment or (B) the Contribution and Parent Class E Issuance from qualifying as an exchange to which Section 721(a) of the Code applies.

(ii) Except where the failure of the representations and warranties set forth in this Section 3.01(n)(ii)(A) to (L) to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(A) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete;

(B) all Taxes of the Company and its Subsidiaries (including any Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party), other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid;

(C) there are no Tax Liens, other than Company Permitted Liens, on any asset of the Company or any of its Subsidiaries;

(D) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there is no pending request by a Governmental Entity to execute such a waiver or extension;

(E) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress;

(F) none of the Company or any of its Subsidiaries (i) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or (ii) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each of clauses (i) and (ii), the Company or any of its Subsidiaries is, on or after the date hereof, liable for any amount of Taxes of another person (other than the Company or any of its Subsidiaries);

(G) neither the Company nor any of its Subsidiaries has been, within the past two years, a party to any transaction to which Section 355 of the Code applies;

(H) each of the Subsidiaries of the Company is currently either (i) properly classified as a partnership for U.S. Federal income Tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. Federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b);

(I) each of the Subsidiaries of the Company that is classified as a partnership for U.S. Federal income Tax purposes has in effect a valid election under Section 754 of the Code;

(J) WPZ is properly classified as a partnership for U.S. Federal income Tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation;

(K) at least 90% of the gross income of WPZ for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code; and

(L) neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

(iii) As of December 31, 2014, the consolidated Federal income Tax Return group of which the Company is the common parent had Federal and state net operating loss carryforwards and foreign tax or AMT credit carryforwards as set forth in Section 3.01(n)(iii) of the Company Disclosure Letter. Except as set forth in Section 3.01(n)(iii) of the Company Disclosure Letter, as of immediately prior to the Effective Time, such net operating loss carryforwards and credit carryforwards will not be subject to limitation under Section 382, 383 or 384 of the Code or Treasury Regulations Section 1.1502-1, -21 or -22 (or any analogous or similar provisions of applicable Law).

(iv) The distribution by the Company of all the common stock of WPX Energy, Inc. to the Company’s stockholders on December 31, 2011 (the “WPX Spin-Off”), together with certain related transactions, qualified for tax-free treatment under Sections 355(a) and 368(a)(1)(D) of the Code. None of the Company or its Subsidiaries have any Tax liability with respect to the WPX Spin-Off by reason of the application of Section 355(d) or 355(e) of the Code.

(o) Condition of Assets. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the assets of the Company and its Subsidiaries have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

(p) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and, since January 1, 2013, has been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Company Permits required under applicable Environmental Laws to conduct its business as presently conducted, and all such Company Permits are valid and in good standing, (iii) there are no claims, suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there have been no releases or threatened releases of Hazardous Materials at or on any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or response action by the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements that impose any current or future obligations under Environmental Laws, (vi) there have been no ruptures or explosions in the Systems of the Company or its Subsidiaries resulting in personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vii) there are no defects, corrosion or other damage to any of the Systems of the Company or any of its Subsidiaries that could reasonably be expected to result in a pipeline integrity failure.

(q) Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancelation or material premium increase has been given with respect to any such policy.

(r) Title to Properties; Rights-of-Way. (i) Each agreement under which the Company or any Subsidiary thereof is the landlord, sublandlord, tenant, subtenant or occupant (each, a “Company Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Property that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property by the Company or its Subsidiaries in the operation of their business thereon. There is no uncured default under any Company Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of the Company, no termination or cancelation is threatened, under any Company Real Property Lease, except for such notices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company or one of its Subsidiaries has good and valid title to all material real property currently owned by the Company or any of its Subsidiaries (collectively, “Company Owned Real Property”) and the Company and its Subsidiaries have good and valid leasehold interest in the Company Leased Real Property, in each case free and clear of all Liens (other than Company Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, options or rights of first refusal relating to the purchase of Company Owned Real Property and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business), except where absence of good and valid title has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Company Filed SEC Document, except for such Rights-of-Way the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(s) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(v), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve and consummate the Transactions.

(t) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Barclays Capital Inc. and Lazard Frères & Co. LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.

(u) Opinions of Financial Advisors. The Board of Directors of the Company has received the oral opinion of each of Barclays Capital Inc. and Lazard Frères & Co. LLC to the effect that, as of the date of this Agreement, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Transactions is fair to such stockholders. A signed copy of the written opinion of each of Barclays Capital Inc. and Lazard Frères & Co. LLC rendered to the Board of Directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(v) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(v), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions, and no “fair price”, “moratorium”, “control share acquisition” or other state takeover statute or regulation (collectively, “Takeover Laws”) or any anti-takeover provision in the Company’s organizational documents is applicable to the Company, the Company Common Stock, this Agreement, the Merger or the other Transactions.

(w) WPZ Merger Agreement. The WPZ Merger Agreement has been validly terminated, and other than the payment of the WPZ Fee and the last sentence of Section 5.2 and Section 5.5, Section 5.6, Article VII and Article VIII of the WPZ Merger Agreement, if applicable, in accordance with the terms of the WPZ Merger Agreement, the Company and its Subsidiaries have no further obligations or liability under the WPZ Merger Agreement.

SECTION 3.02. Representations and Warranties of TopCo and Parent. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2013 by Parent, ETP or SXL and publicly available on EDGAR prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (without giving effect to any amendment to any such Parent Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures set forth in any “risk factor” section to the extent such disclosures are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face in light of the context and content of the disclosure that such information is relevant to such other Section or subsection), TopCo and Parent represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of TopCo and Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of (A) the Certificate of Limited Partnership of Parent (the “Parent Certificate of Partnership”) and the Third Amended and Restated Agreement of Limited Partnership of Parent (the “Parent Partnership Agreement”), (B) the organizational documents of TopCo, (C) the Certificate of Limited Partnership of ETP and the Agreement of Limited Partnership of ETP (the “ETP Partnership Agreement”), and (D) the Certificate of Limited Partnership of SXL and the Agreement of Limited Partnership of SXL (the “SXL Partnership Agreement”), in each case of clauses (A) through (D), as amended to and in effect as of the date of this Agreement. Upon the request of the Company, Parent will make available to the Company the comparable organizational documents of each of its other Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens. Except for its interests in its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. (i) The authorized equity interests of Parent consist of common units representing limited partner interests in Parent (“Parent Common Units”), Class D Units representing limited partner interests in Parent (“Parent Class D Units”) and a general partner interest in Parent (“Parent General Partner Interest”). At the close of business on September 25, 2015 (the “Parent Capitalization Date”), (i) 1,044,764,836 Parent Common Units were issued and outstanding, of which 5,776,462 consisted of Parent Restricted Units, (ii) 2,156,000 Parent Class D Units were issued and outstanding and (iii) there was an approximate 0.2576% Parent General Partner Interest. Except as set forth above, at the close of business on the Parent Capitalization Date, no equity securities or other voting securities of Parent were issued or outstanding. Since the Parent Capitalization Date to the date of this Agreement, (x) there have been no issuances by Parent of equity securities or other voting securities of Parent, other than the conversion of Parent Class D Units outstanding as of the Parent Capitalization Date and (y) there have been no issuances by Parent of options, warrants, other rights to acquire equity securities of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Units. All outstanding Parent Common Units are, and all such Parent Common Units that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and not subject to preemptive rights.

(ii) The authorized equity interests of ETP consist of common units representing limited partner interests in ETP (“ETP Common Units”), Class E Units representing limited partner interests in ETP (“ETP Class E Units”), Class G Units representing limited partner interests in ETP (“ETP Class G Units”), Class H Units representing limited partner interests in ETP (“ETP Class H Units”), Class I Units representing limited partner interests in ETP (the “ETP Class I Units”), the Incentive Distribution Rights (as defined in the ETP Partnership

Agreement, the “ETP IDRs”) and a general partner interest in ETP (“ETP General Partner Interest”). As of the Parent Capitalization Date, the issued and outstanding limited partner interests and general partner interests of ETP consisted of (1) 8,853,832 ETP Class E Units, (2) 90,706,000 ETP Class G Units, (3) 81,001,069 ETP Class H Units, (4) the ETP Class I Units, (5) 495,421,664 ETP Common Units, (6) the ETP IDRs and (7) an approximate 1% ETP General Partner Interest. As of the Parent Capitalization Date, 3,838,321 ETP Common Units were issuable pursuant to employee and director equity plans of ETP. The authorized equity interests of SXL consist of common units representing limited partner interests in SXL (“SXL Common Units”), the Incentive Distribution Rights (as defined in the SXL Partnership Agreement, the “SXL IDRs”) and a general partner interest in SXL (“SXL General Partner Interest”). As of the Parent Capitalization Date, the issued and outstanding limited partner interests and general partner interests of SXL consisted of (x) 259,220,261 SXL Common Units, (y) the SXL IDRs and (z) an approximate 1.67% SXL General Partner Interest. As of the Parent Capitalization Date, 668,821 SXL Common Units were issuable pursuant to employee and director equity plans of SXL. All outstanding equity securities of ETP and SXL are, and all such securities that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid (to the extent required by the ETP Partnership Agreement or SXL Partnership Agreement, as applicable) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and not subject to preemptive rights.

(iii) No Subsidiary of Parent owns any equity securities of Parent. There are no bonds, debentures, notes or other indebtedness of Parent that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Units may vote (“Voting Parent Debt”). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of Parent or any of its Subsidiaries. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Parent Capitalization Date, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities or other securities of, or equity interests in, or any security convertible or exchangeable for any equity securities or other security of, or equity interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (2) obligating Parent or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, (3) that give any person the right to subscribe for or acquire any securities of Parent or any of its Subsidiaries (including preemptive and anti-dilution rights), or to receive any economic interest of a nature accruing to the holders of Parent Common Units or otherwise based on the performance or value of equity securities of Parent or any of its Subsidiaries, or (4) obligating Parent or any of its Subsidiaries to provide a material amount of funds to, or make any material investments in (in the form of a loan, capital contribution or otherwise), any person. As of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity securities, other than pursuant to the Parent Equity Plan, or options, warrants or other rights to acquire equity securities of Parent or any such Subsidiary other than as described above.

(iv) The TopCo Common Shares to be issued pursuant to the Merger in accordance with Article II (A) will be duly authorized, validly issued, fully paid (to the extent required by the limited partnership agreement of TopCo) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA), (B) will not be subject to preemptive rights created by statute, the organizational documents of TopCo or any Contract to which TopCo or Parent is a party or is bound, (C) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable “blue sky” Laws and (D) will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

(d) Authority; Noncontravention. (i) Each of TopCo, TopCo GP, Parent, Parent GP and ETE GP has all requisite company or similar power and authority to execute and deliver, and perform its obligations under, this Agreement and each other document to be entered into by it in connection with the Transactions, including the CCR Agreement (the “Parent Transaction Documents”), and to consummate the Transactions. The execution, delivery and performance of this Agreement and the other Parent Transaction Documents by TopCo, TopCo GP, Parent, Parent GP and ETE GP and the consummation by TopCo, TopCo GP, Parent, Parent GP and ETE GP of the Transactions have been duly authorized by all necessary corporate or similar action on the part of each of TopCo, TopCo GP, Parent, Parent GP and ETE GP. This Agreement and the other Parent Transaction Documents have been duly executed and delivered by each of TopCo, TopCo GP, Parent, Parent GP and ETE GP and, assuming the due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of each of TopCo, TopCo GP, Parent, Parent GP and ETE GP, enforceable against each of TopCo, TopCo GP, Parent, Parent GP and ETE GP in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of TopCo GP and Parent GP has approved this Agreement and the other Parent Transaction Documents and the Transactions.

(ii) The execution, delivery and performance by TopCo and Parent of the Parent Transaction Documents do not, and the consummation of the Transactions and compliance with the provisions of the Parent Transaction Documents will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancelation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Parent Permitted Liens) upon any of the properties or assets of TopCo or Parent or any of their respective Subsidiaries under, any provision of (A) the organizational documents of TopCo, the Parent Certificate of Partnership or the Parent Partnership Agreement or the comparable organizational documents of any of their respective Subsidiaries or (B) (1) any Contract to which TopCo or Parent or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to TopCo or Parent or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to TopCo or Parent or any of their respective Subsidiaries in connection with the execution, delivery and performance of the Parent Transaction Documents by TopCo and Parent or the consummation by TopCo and Parent of the Transactions, except for (I) the filing of a premerger notification and report form by TopCo and Parent under the HSR Act, any required filing under the Canada Competition Act and any other filings required or advisable under any applicable foreign antitrust, competition or foreign investment Law, (II) the approval of FERC under the FPA, (III) the filing with the SEC of (x) the Form S-4, (y) the Proxy Statement and (z) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (IV) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (V) such filings with and approvals of the New York Stock Exchange as are required to permit the consummation of the Merger and the issuance and listing of the TopCo Common Shares (including the attached CCRs) to be issued as Merger Consideration and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Parent SEC Documents; Financial Statements. (i) Parent and each of its Subsidiaries has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent and its Subsidiaries since January 1, 2013 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each Parent SEC Document complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Parent SEC Documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Parent Filed SEC Documents. No enforcement action has been initiated against Parent relating to disclosures contained in or omitted from any Parent Filed SEC Document.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of each of Parent, ETP and SXL included in the Parent SEC Documents have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, ETP and its consolidated Subsidiaries, or SXL and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to any other adjustments described therein).

(iii) Each of Parent, ETP and SXL maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. Each of Parent, ETP and SXL maintains internal controls over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. Each of Parent’s, ETP’s and SXL’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent, ETP and SXL in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s, ETP’s or SXL’s management, as applicable, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Each of Parent’s, ETP’s and SXL’s management has completed an assessment of the effectiveness of Parent’s, ETP’s and SXL’s, respectively, internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014 and such assessment concluded that such controls were effective. Each of Parent, ETP and SXL has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s, ETP’s or SXL’s auditors, as applicable, and the Audit Committee of the Board of Directors of Parent GP, the general partner of ETP or the general partner of SXL, as applicable, (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s, ETP’s or SXL’s ability, as applicable, to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in Parent’s, ETP’s or SXL’s, as applicable, internal controls over financial reporting, and each such significant deficiency, material weakness or fraud has been disclosed to the Company as of the date hereof.

(iv) There are no liabilities or obligations of Parent or any of its Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise), other than (A) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of December 31, 2014 (or the notes thereto) of each of Parent, ETP and SXL, in each case included in such person’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2014, (B) current liabilities incurred in the ordinary course of business since December 31, 2014, (C) liabilities or obligations incurred under the terms of this Agreement or in connection with the Transactions and (D) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of TopCo or Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by TopCo or Parent with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding TopCo and Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

(g) Absence of Certain Changes or Events. (i) From December 31, 2014 through the date of this Agreement, (A) except in connection with the negotiation and execution of this Agreement, Parent and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business, and (B) none of Parent nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Section 4.01(b)(ii), 4.01(b)(vi), 4.01(b)(vii), 4.01(b)(ix), 4.01(b)(xi), 4.01(b)(xv) or 4.01(b)(xvi), and (ii) since December 31, 2014, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would not reasonably be expected to prevent, impede or delay the consummation of the Transactions, including the Merger, (i) there is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of Parent, threatened against, or to the Knowledge of Parent, any pending or threatened governmental or regulatory investigation of, Parent or any of its Subsidiaries and (ii) there is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent, threatened to be imposed, against Parent or any of its Subsidiaries.

(i) Contracts. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to:

(i) any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that (A) restricts the ability of Parent or any of its Subsidiaries in any material respect to compete with any other person or acquire or dispose of the securities of another person and (B) is material to Parent and its Subsidiaries, taken as a whole;

(iii) any loan, mortgage, note, debenture, bond, indenture or other similar Contract pursuant to which any Indebtedness of Parent or any of its Subsidiaries, in each case in excess of $500.0 million, is outstanding or may be incurred, other than any such Contract solely between or among any of Parent and any of its Subsidiaries;

(iv) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such Contract solely between or among any of Parent and any of its Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests, as the case may be;

(vi) any Contract that by its terms calls for aggregate payments by Parent or any of its Subsidiaries of more than $500.0 million in any fiscal year period or $1.0 billion in the aggregate over the term of such Contract, except for any such Contract that may be canceled by Parent, without any material penalty or other liability to Parent or any of its Subsidiaries, upon notice of 180 days or less;

(vii) any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $500.0 million in the aggregate;

(viii) any material Contract, other than Contracts for transportation services to be provided for FERC-regulated Natural Gas Act or Interstate Commerce Act transportation services pursuant to an open season, that contains a “most favored nation” or any similar term for the benefit of a third party that restricts the business of Parent in a material manner;

(ix) any collective bargaining agreement;

(x) any Contract under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its current or former directors, officers, employees or consultants, in each case with a principal amount in excess of $100,000;

(xi) any material Contract that includes any Affiliate of Parent (other than a Subsidiary of Parent) as a counterparty or third party beneficiary;

(xii) any Contract to acquire all or a portion of the capital stock, business, property or assets of any other person for an amount of cash (or value of non-cash consideration) in excess of $500.0 million;

(xiii) any Contract in favor of directors or executive officers relating to employment or compensation or providing rights to indemnification; or

(xiv) any Contract the loss or breach of which would reasonably be expected to have a Parent Material Adverse Effect.

Each such Contract described in clauses (i) through (xiv) above is referred to herein as a “Parent Specified Contract”. Parent has delivered or made available to the Company true and complete copies of all Parent Specified Contracts. Each of the Parent Specified Contracts is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no default under any

Parent Specified Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j) Compliance with Laws; Permits. Parent and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2013, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Parent Specified Contract with all Governmental Entities, and have filed all tariffs, reports, notices, and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as presently conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance with the terms and requirements of such Parent Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(k) Regulatory Matters.

(i) TopCo and Parent are not subject to or are otherwise exempt from regulation as a “holding company” or a “public utility company” under PUHCA, including the books and records requirements applicable to holding companies and their associate companies under Section 1264 of PUHCA.

(ii) All filings required to be made by Parent or any of its Subsidiaries during the three years preceding the date hereof with FERC under the FPA, NGA, NGPA, ICA, PUHCA, PURPA, DOE, FCC or any other applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, continue to comply with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(l) Labor and Employment Matters. (i) Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, labor organization or employee association, works council or similar organization applicable to the employees of Parent or any of its Subsidiaries. (A) To the Knowledge of Parent, there are no union or other labor organizing activities occurring concerning any employees of Parent or any of its Subsidiaries, (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries, and (C) there is no unfair labor practice, labor dispute (other than individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened, with respect to employees of Parent or any of its Subsidiaries.

(ii) Parent and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, terms and conditions of employment, payroll, worker classification, wages, mandatory social security schemes, hours and occupational safety and health and employment practices, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(m) Employee Benefit Matters. (i) With respect to each material Parent Benefit Plan, Parent has made available to the Company complete and accurate copies of (A) such Parent Benefit Plan, including any amendment thereto, (B) a written description of any such Parent Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any such Parent Benefit Plan.

(ii) (A) Each Parent Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Law, (B) all material contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or properly reflected on Parent’s financial statements, (C) each of Parent and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Parent Benefit Plans and (D) each Parent Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter and, to the Knowledge of Parent, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(iii) With respect to any Parent Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of Parent, threatened relating to or otherwise in connection with such Parent Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA, and (B) there are no pending or, to the Knowledge of Parent, threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity that, in each of clauses (A) or (B), has materially and adversely affected or would reasonably be expected to materially and adversely affect, individually or in the aggregate, the ability of Parent and its Subsidiaries to operate their business in the ordinary course consistent with past practice.

(iv) With respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full, (C) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries, and (D) no notice of intent to terminate any such Parent Benefit Plan has been filed and no amendment to treat any such Parent Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the Pension Benefit Guaranty Corporation or otherwise) to treat any such Parent Benefit Plan as terminated.

(v) None of Parent, any of its Subsidiaries or any Commonly Controlled Entity of Parent maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any (A) Multiemployer Plan, or (B) Multiple Employer Plan.

(vi) Parent has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for any liabilities that have not resulted in and would not reasonably be expected to, individually or in the aggregate, result in any material liability to Parent and its Subsidiaries.

(vii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Parent Benefit Plan, (C) result in any breach or violation of, or default under or limit Parent’s right to amend, modify, terminate or transfer the assets of, any Parent Benefit Plan, (D) directly or indirectly cause Parent to transfer or set aside any assets to fund any benefits, or otherwise give rise to any liability, under any Parent Benefit Plan, or (E) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries.

(viii) Except as would not reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect, each Parent Benefit Plan that is maintained outside the jurisdiction of the United States for the benefit of any employees or other service providers of Parent or any of its Subsidiaries whose principal place of employment is outside the United States (each, a “Non-U.S. Parent Benefit Plan”) (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to Parent’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded or book-reserved, each Non-U.S. Parent Benefit Plan is funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ix) Neither Parent nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(n) Taxes.

(i) None of TopCo, Parent or any Subsidiaries of Parent has taken or agreed to take any action or knows of the existence of any fact that would reasonably be expected to prevent (A) the Merger from qualifying for the Intended Tax Treatment or (B) the Contribution and Parent Class E Issuance from qualifying as an exchange to which Section 721(a) of the Code applies.

(ii) Except where the failure of the representations and warranties set forth in this Section 3.02(n)(ii)(A) to (L) to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(A) all Tax Returns required to be filed by or with respect to TopCo, Parent or any Subsidiaries of Parent have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete;

(B) all Taxes of TopCo, Parent and the Subsidiaries of Parent (including any Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party), other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid;

(C) there are no Tax Liens, other than Parent Permitted Liens, on any asset of TopCo or Parent or any of its Subsidiaries;

(D) none of TopCo, Parent or any Subsidiaries of Parent has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there is no pending request by a Governmental Entity to execute such a waiver or extension;

(E) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of TopCo, Parent or any Subsidiaries of Parent is currently in progress;

(F) none of TopCo, Parent or any Subsidiaries of Parent (i) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or (ii) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each of clauses (i) and (ii), TopCo, Parent or any Subsidiaries of Parent is, on or after the date hereof, liable for any amount of Taxes of another person (other than TopCo, Parent or any Subsidiaries of Parent);

(G) none of TopCo, Parent or any Subsidiaries of Parent has been, within the past two years, a party to any transaction to which Section 355 of the Code applies;

(H) each of the Subsidiaries of Parent is currently either (i) properly classified as a partnership for U.S. Federal income Tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. Federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b);

(I) each of the Subsidiaries of Parent that is classified as a partnership for U.S. Federal income Tax purposes has in effect a valid election under Section 754 of the Code;

(J) each of Parent and ETP, SXL and SUN is properly classified as a partnership for U.S. Federal income Tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation;

(K) at least 90% of the gross income of each of Parent and ETP, SXL and SUN for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code; and

(L) neither TopCo, Parent or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

(o) Condition of Assets. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the assets of Parent and its Subsidiaries have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

(p) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and, since January 1, 2013, has been, in compliance with all applicable Environmental Laws, and neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of Parent and its Subsidiaries possesses and is in compliance with all Parent Permits required under applicable Environmental Laws to conduct its business as presently conducted, and all such Parent Permits are valid and in good standing, (iii) there are no claims, suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (iv) there have been no releases or threatened releases of Hazardous Materials at or on any location, including at or on any property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or response action by Parent or any of its Subsidiaries, (v) neither Parent nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements that impose any current or future obligations under Environmental Laws, (vi) there have been no ruptures or explosions in the Systems of Parent or its Subsidiaries resulting in personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vii) there are no defects, corrosion or other damage to any of the Systems of Parent or any of its Subsidiaries that could reasonably be expected to result in a pipeline integrity failure.

(q) Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as Parent believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all material insurance policies carried by or covering Parent and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of Parent, no notice of cancelation or material premium increase has been given with respect to any such policy.

(r) Title to Properties; Rights-of-Way. (i) Each agreement under which Parent or any Subsidiary thereof is the landlord, sublandlord, tenant, subtenant or occupant (each, a “Parent Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”) is valid and binding on Parent or the Subsidiary of Parent party thereto, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Parent Leased Property that would reasonably be expected to adversely affect the existing use of the Parent Leased Real Property by Parent and its Subsidiaries in the operation of their business thereon. There is no uncured default under any Parent Real Property Lease by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of Parent, no termination or cancelation is threatened, under any Parent Real Property Lease, except for such notices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Parent or one of its Subsidiaries has good and valid title to all material real property currently owned by Parent or any of its Subsidiaries (collectively, “Parent Owned Real Property”) and Parent and its Subsidiaries have good and valid leasehold interest in the Parent Leased Real Property, in each case free and clear of all Liens (other than Parent Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, options or rights of first refusal relating to the purchase of Parent Owned Real Property and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business), except where absence of good and valid title has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Parent Filed SEC Document, except for such Rights-of-Way the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(s) Voting Requirements. No vote of the holders of any class or series of equity securities of Parent is necessary for Parent to approve this Agreement and the other Parent Transactions Documents and approve and consummate the Transactions.

(t) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Goldman Sachs & Co., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, UBS Securities LLC, Bank of America Merrill Lynch, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Intrepid Financial Partners, RBC Capital Markets, LLC and Credit Suisse Securities (USA) LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of TopCo or Parent.

(u) Operations and Assets of TopCo. TopCo has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions.

(v) Ownership of Company Common Stock. None of TopCo or Parent or any of their Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

(w) Investment Company Act. Neither TopCo nor Parent is, or immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

(x) Financing. Subject to the terms and conditions of the Commitment Letter, as of the date hereof, assuming compliance by the Company in all material respects with its covenants contained in Sections 4.01 and 5.14 and assuming satisfaction of the conditions set forth in Sections 6.01 and 6.02, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with other financial resources of Parent and TopCo, including cash on hand and marketable securities, will, in the aggregate, be sufficient to fund the payment of the Cash Component. As of the date hereof, TopCo and Parent have delivered to the Company true, complete and correct copies of the fully executed commitment letter (such letter, as amended, modified or waived from time to time to the extent permitted herein, the “Commitment Letter”) and fee letter executed in connection with the debt financing of the Merger Consideration (the “Financing”). As of the date hereof, the Commitment Letter has not been amended or modified in any respect and the respective commitments therein have not been withdrawn or terminated.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business. (a) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain their rights, franchises and Company Permits and to preserve its relationships with significant customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a Subsidiary of the Company (excluding WPZ), (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement and (C) the Pre-Merger Special Dividend;

(ii) take any action that would result in the Company or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(iii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than transactions by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(iv) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock or WPZ Common Units to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans or the WPZ Legacy Long-Term Incentive Plan and (C) the acquisition by the Company or WPZ, as applicable, of awards granted pursuant to the Company Stock Plans or the WPZ Legacy Long-Term Incentive Plan and purchase rights under the Company ESPP in connection with the forfeiture of such awards or rights, in each case that are outstanding as of the date hereof and in accordance with their terms as of the date hereof;

(v) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) upon the exercise of Company Stock Options or purchase rights under the Company ESPP and (B) upon the vesting or settlement of Company RSUs or Director DSUs granted under the Company Stock Plans and WPZ Phantom Units granted under the WPZ Legacy Long-Term Incentive Plan, in the case of each of clause (A) and (B) that are outstanding as of the date hereof and in accordance with their terms as of the date hereof;

(vi) amend (A) the Company Certificate of Incorporation or the Company By-laws or (B) the comparable organizational documents of any Subsidiary of the Company in any material respect;

(vii) acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with transactions solely between or among the Company and its Subsidiaries or as permitted by Section 4.01(a)(xii); provided, however, that notwithstanding the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to, acquire any business or make any loans, advances or capital contributions to, or investments in, any other person which would reasonably be expected to prevent or impede the consummation of the Transactions, including the Merger;

(viii) enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances (A) in the ordinary course of business or (B) for travel and reasonable business expenses) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Company Benefit Plan;

(ix) sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, rights or assets, other than (A) sales or other dispositions of assets in the ordinary course of business, (B) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties and (C) sales, leases, transfers or other dispositions made by the Company to any of its Subsidiaries or in connection with any transaction among the Company’s wholly owned Subsidiaries;

(x) directly or indirectly, waive, transfer, pledge, encumber, sell or dispose of, or authorize any waiver, transfer, pledge, encumbrance, sale or disposal of all or any portion of the WPZ General Partner Interest or the WPZ IDRs owned by the Company, except with respect to any waivers of or subsidies relating to WPZ IDRs (A) agreed to prior to entry into this Agreement and in connection with the payment of the WPZ Fee pursuant to the terms of the WPZ Merger Agreement, and any extensions of such previously agreed waivers and subsidies and (B) agreed to in connection with any transaction permitted by Section 4.01(a)(vii); provided that neither the Company nor any of its Subsidiaries may waive or grant subsidies pursuant to this exception in excess of the incremental distributions that it would have otherwise expected to receive as a result of any such permitted transaction;

(xi) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person (including all capitalized lease or leverage lease obligation or obligations to pay the deferred and unpaid purchase price of property and equipment and obligations pursuant to securitization of factoring programs or arrangements) or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”), other than (A) Indebtedness incurred in the ordinary course of business, (B) prepayments of Indebtedness at stated maturity or pursuant to any required amortization payments or mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as of the date of this Agreement, (C) Indebtedness incurred by the Company or a wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, (D) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness on substantially the same or more favorable terms to the Company than such existing Indebtedness and (E) with respect to any Indebtedness not incurred in accordance with clauses (A) through (D), for any Indebtedness not to exceed the amounts set forth in Section 4.01(a)(xi) of the Company Disclosure Letter;

provided, however, that in the case of each of clauses (A) through (E) such Indebtedness does not impose or result in any additional restrictions or limitations in any material respect on the Company or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, or subject the Company or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payment on such Indebtedness) to which the Company or its Subsidiaries is not otherwise subject under the terms of any Indebtedness outstanding as of the date hereof;

(xii) make any capital expenditures other than (A) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise and (B) expenditures to maintain the safety and integrity of any asset or property;

(xiii) settle any non-Tax claim, investigation, proceeding or litigation with a Governmental Entity or third party, in each case threatened, made or pending against the Company or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation made in the ordinary course of business or for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents;

(xiv) except as required pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect on the date hereof, (A) grant to any director, executive officer, employee or consultant any increase in compensation or pay, or award any bonuses or incentive compensation, other than annual increases of base compensation (not to exceed 3% per individual) and payouts of compensation to employees (other than, in the case of both increases and payouts, with respect to executive officers and directors) in the ordinary course of business consistent with past practice, (B) grant to any current or former director, executive officer or employee any increase in severance, retention or termination pay, (C) grant or amend any equity awards, (D) enter into any new or modify any existing employment or consulting agreement with any current or former director, executive officer, employee or individual consultant, (E) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Plan or any agreement, plan or arrangement that would constitute a Company Benefit Plan if in effect on the date of this Agreement, other than immaterial amendments to a Company Benefit Plan in the ordinary course of business, consistent with past practice, that are not specifically intended to and do not result in a significant increase in the eligibility, payments or benefits under such Company Benefit Plan, (F) take any action to accelerate any rights or benefits under any Company Benefit Plan, (G) terminate the employment of any of its employees or other service providers, other than in the ordinary course of business, consistent with past practice; provided that, in no event may the Company or any of its Subsidiaries terminate the employment of any individual who is party to an individual change in control, severance or transaction bonus agreement; (H) hire any employee or other service provider, other than field and field support employees and field and field support service providers in the ordinary course of business, consistent with past practice; (I) fund or make any contribution to any Company Benefit Plan or any related trust or other funding vehicle, other than regularly scheduled contributions to trusts funding qualified plans; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly-hired employees or to employees in the context of promotions to positions at or below the level of Manager based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding the award of any incentive equity grants and any individual severance arrangements) that have a value that is consistent with the past practice of making compensation and benefits available to newly-hired or promoted employees in similar positions;

(xv) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including pursuant to SEC rule or policy, make any change in financial accounting methods, principles or practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes affecting the consolidated assets, liabilities or results of operations of the Company where such change would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xvi) (A) make any change (or file any such change) in any material method of Tax accounting, except as required by applicable Law, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes, (D) amend any material Tax Return or (E) enter into any closing agreement relating to a material amount of Taxes;

(xvii) (a) modify, amend, renew, extend, terminate or waive any rights under (1) any Company Specified Contract in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, or that could prevent or materially delay the consummation of the Transactions, including the Merger, and (2) to the extent not included in subclause (1), any NGL-related contract or any Energy Products derived therefrom or any agreement involving Chesapeake Energy Corporation or any of its Subsidiaries that involves, or is reasonably expected in the future to involve, annual revenues of $50.0 million in the aggregate; provided, however, that this clause (xvii) shall not apply to extensions and renewals for a time period of 12 months or less that are on terms no less favorable to the Company and its Subsidiaries, or (b) enter into any Contract that if it had been entered into prior to the date of this Agreement, would have been a Company Specified Contract;

(xviii) take any action or fail to take any action that would reasonably be expected to cause WPZ to be treated, for U.S. Federal income Tax purposes, as a corporation;

(xix) other than in the ordinary course of business, modify, amend, surrender, terminate, or waive any rights under any Company Permit in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, or that could prevent or materially delay the consummation of the Transactions, including the Merger;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely among the Company and its Subsidiaries or among its Subsidiaries; or

(xxi) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xx) of this Section 4.01(a).

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain its rights, franchises and Parent Permits and to preserve its relationships with significant customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its equity securities, other than (A) dividends or distributions by a Subsidiary of Parent (excluding ETP and SXL), and (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(ii) take any action that would result in Parent or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(iii) split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity securities, other than transactions by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iv) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the withholding of securities to satisfy obligations to pay the exercise price or Tax obligations with respect to any equity awards granted by Parent or one of its Subsidiaries or Parent Class D Units, (B) the acquisition by Parent or any of its Subsidiaries, as applicable, of equity securities granted by Parent or its Subsidiaries in connection with the forfeiture of such securities, in each case that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement and (C) purchases of equity securities of Parent by Parent made at market price pursuant to the publicly announced equity buyback program in effect on the date of this Agreement;

(v) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any equity securities, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock,

“phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) with respect to any Parent Class D Units, (B) issuances of equity securities in respect of the exercise or settlement of any equity awards granted by Parent or its Subsidiaries that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement, (C) the sale of equity securities pursuant to the exercise of options to purchase such equity securities granted by Parent or one of its Subsidiaries if necessary to effectuate an option direction upon exercise or for withholding of Taxes, and (D) issuances of equity awards in the ordinary course of business consistent with past practice;

(vi) amend (A) the organizational documents of TopCo, (B) the Parent Certificate of Partnership or the Parent Partnership Agreement (other than the Parent Partnership Agreement Amendment) or (C) the comparable organizational documents of any Subsidiary of Parent in any material respect;

(vii) with respect to Parent and ETP only, acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with transactions solely between or among Parent and its Subsidiaries or as permitted by Section 4.01(b)(xii); provided, however, that notwithstanding the foregoing, Parent shall not, and shall not permit ETP to, acquire any business or make any loans, advances or capital contributions to, or investments in, any other person which would reasonably be expected to prevent or impede the consummation of the Transactions, including the Merger;

(viii) enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances (A) in the ordinary course of business or (B) for travel and reasonable business expenses) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Parent Benefit Plan;

(ix) sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, rights or assets, other than (A) sales or other dispositions of assets in the ordinary course of business, (B) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties, and (C) sales, leases, transfers or other dispositions made by Parent to any of its Subsidiaries or in connection with any transaction among Parent’s wholly owned Subsidiaries;

(x) directly or indirectly, waive, transfer, pledge, encumber, sell or dispose of, or authorize any waiver, transfer, pledge, encumbrance, sale or disposal of all or any portion of the ETP General Partner Interest, the ETP IDRs, the SXL General Partner Interest or the SXL IDRs owned by Parent, except with respect to any waivers of or subsidies relating to ETP IDRs or SXL IDRs (A) agreed to prior to entry into this Agreement, and any extensions of such previously agreed waivers and subsidies and (B) agreed to in connection with any transaction permitted by Section 4.01(b)(vii); provided that Parent may not waive or grant subsidies to ETP pursuant to this exception in excess of the incremental distributions it would have otherwise expected to receive as a result of any such permitted transaction;

(xi) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any Indebtedness, other than (A) Indebtedness incurred in the ordinary course of business, (B) prepayments of Indebtedness at stated maturity or pursuant to any required amortization payments or mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as of the date of this Agreement, (C) Indebtedness incurred by Parent or a wholly owned Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent, (D) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness on substantially the same or more favorable terms to Parent than such existing Indebtedness and (E) with respect to any Indebtedness not incurred in accordance with clauses (A) through (D), for any Indebtedness not to exceed the amounts set forth in Section 4.01(b)(xi) of the Parent Disclosure Letter; provided, however, that in the case of each of clauses (A) through (E) such Indebtedness does not impose or result in any additional restrictions or limitations in any material respect on Parent or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, or subject Parent or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payment on such Indebtedness) to which Parent or its Subsidiaries is not otherwise subject under the terms of any Indebtedness outstanding as of the date hereof;

(xii) make any capital expenditures other than (A) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, and (B) expenditures to maintain the safety and integrity of any asset or property;

(xiii) settle any non-Tax claim, investigation, proceeding or litigation with a Governmental Entity or third party, in each case threatened, made or pending against Parent or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation made in the ordinary course of business or for an amount (excluding any amounts that are covered by any insurance policies of Parent or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of Parent included in the Parent Filed SEC Documents;

(xiv) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including pursuant to SEC rule or policy, make any change in financial accounting methods, principles or practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes affecting the consolidated assets, liabilities or results of operations of Parent where such change would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole;

(xv) (A) make any change (or file any such change) in any material method of Tax accounting, except as required by applicable Law, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes, (D) amend any material Tax Return or (E) enter into any closing agreement relating to a material amount of Taxes;

(xvi) take any action or fail to take any action that would reasonably be expected to cause Parent, ETP, SXL or SUN to be treated, for U.S. Federal income Tax purposes, as a corporation;

(xvii) other than in the ordinary course of business, modify, amend, surrender, terminate, or waive any rights under, any Parent Specified Contract or any Parent Permit in a manner that is materially adverse to Parent and its Subsidiaries, taken as a whole, or that could prevent or materially delay the consummation of the Transactions, including the Merger; provided that this clause (xvii) shall not apply to ETP or SXL;

(xviii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely among Parent and its Subsidiaries or among its Subsidiaries; or

(xix) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xviii) of this Section 4.01(b).

(c) Treatment of Certain Subsidiaries. Notwithstanding anything to the contrary, (i) with respect to WPZ and its Subsidiaries, the Company’s obligations under Section 4.01(a) to take an action or not to take an action shall only apply (A) to the extent permitted by the organizational documents and governance arrangements of WPZ and its Subsidiaries, (B) to the extent the Company is authorized and empowered to bind WPZ and its Subsidiaries and (C) to the extent such action or inaction would not breach any contractual or other duty to WPZ or any of its equity holders and (ii) with respect to each of ETP, SXL and their respective Subsidiaries, Parent’s obligations under Section 4.01(b) to take an action or not to take an action shall only apply (A) to the extent permitted by the organizational documents and governance arrangements of each of ETP, SXL and their respective Subsidiaries, as applicable, (B) to the extent Parent is authorized and empowered to bind each of ETP, SXL and their respective Subsidiaries, as applicable, and (C) to the extent such action or inaction would not breach any contractual or other duty to ETP, SXL or any of their respective equity holders.

(d) Advice of Changes. During the period from the date of this Agreement to the Effective Time, (i) the Company shall promptly give Parent written notice upon becoming aware of (A) any termination, cancelation, repudiation or material breach of any Company Specified Contract and (B) any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.02 and (ii) Parent shall promptly give the Company written notice upon becoming aware of (A) any termination, cancelation, repudiation or material breach of any Parent Specified Contract and (B) any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.03; provided, however, that the delivery of any notice pursuant to this Section 4.01(d) shall not (1) cure any breach of, or non-compliance with, any other provision of this Agreement or (2) limit the remedies available to the party receiving such notice.

SECTION 4.02. No Solicitation by Company; Recommendation of the Board of Directors of the Company. (a) Except as expressly permitted by this Section 4.02, the Company and its Subsidiaries shall not, and the Company shall instruct and cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding, or the making or submission of, any Company Takeover Proposal or any proposal or offer that would reasonably be expected to lead to any Company Takeover Proposal, (ii) engage in, participate in or otherwise continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate the making of, any proposal or offer that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal, (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Company Takeover Proposal or (iv) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Company Takeover Proposal, other than a confidentiality agreement permitted under Section 4.02(c), or requiring the Company to abandon, terminate or fail to consummate the Merger or the Transactions (except as contemplated by Section 7.01(f)) (a “Company Acquisition Agreement”). The Company and its Subsidiaries shall, and the Company shall instruct and cause its and their respective Representatives to, immediately following the execution by Parent of this Agreement, (A) cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Company Takeover Proposal, or proposal or offer that could reasonably be expected to lead to any Company Takeover Proposal and (B) cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Subsidiary with any such person.

(b) The Company shall promptly (and in any event, within 24 hours) notify Parent if (i) any Company Takeover Proposal is received by, (ii) any non-public information is requested in connection with any Company Takeover Proposal from, or (iii) any discussions or negotiations with respect to a Company Takeover Proposal are sought to be initiated with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such person and any financial terms included in, and the other material terms and conditions of, any such Company Takeover Proposal (including, if applicable, copies of any written Company Takeover Proposal) and thereafter shall keep Parent reasonably informed on a substantially current basis of the status and terms of any such Company Takeover Proposal (including any amendments thereto, which shall be communicated to Parent within 24 hours of such amendment) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(c) Notwithstanding Section 4.02(a), if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received after the date of this Agreement an unsolicited, bona fide, written Company Takeover Proposal from a third party, (ii) the Board of Directors of the Company determines in good faith, (A) after consultation with its outside legal counsel and financial advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to result in a Company Superior Proposal and (B) after consultation with and receiving advice of outside legal counsel, that the failure to take such action would reasonably be likely to constitute a breach of the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable Law, (iii) the Company Takeover Proposal did not result from a material breach of this Section 4.02 and (iv) the Company has complied in all material respects with its obligations pursuant to Section 4.02(b) and provided at least 24 hours’ prior written notice to Parent of its intent to take any of the following actions, the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Company Takeover Proposal and (B) engage in discussions or negotiations with the person making such Company Takeover Proposal regarding such Company Takeover Proposal; provided, however, that the Company (x) shall not, and shall not permit its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into a confidentiality agreement with such person on substantially the same terms as the Confidentiality Agreement, and (y) shall concurrently (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or its Subsidiaries to be provided to such other person which was not previously provided to Parent.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation or (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into any Company Acquisition Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 5.06(d) and this Section 4.02, (x) the Board of Directors of the Company may effect a Company Adverse Recommendation Change with respect to an Intervening Event if the Board of Directors of the Company determines in good faith after consultation with and receiving advice of its outside legal counsel and financial advisors that the failure to effect such Company Adverse Recommendation Change would reasonably be likely to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law or (y) the Company may terminate this Agreement in accordance with Section 7.01(f) (a “Company Superior Proposal Termination”); provided, however, that no Company Adverse Recommendation Change relating to an Intervening Event may be made pursuant to this Section 4.02(d) until after at least three business days following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to take such action, which notice shall include a description of the Intervening Event and all relevant information pertaining thereto, and after providing such notice and prior to effecting the Company Adverse Recommendation Change relating to an Intervening Event (A) the Company shall, during such three-business day period, negotiate with Parent and its Representatives with respect to any revisions to the proposed terms of the Transactions proposed by Parent as would permit the Board of Directors of the Company not to effect a Company Adverse Recommendation Change relating to the Intervening Event, (B) in determining whether to effect the Company Adverse Recommendation Change relating to the Intervening Event, the Board of Directors of the Company shall take into account any changes to the terms of the Transactions proposed by Parent and any other information provided by Parent in response to such notice during the three-business day period and (C) following the end of the three-business day period, the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, assuming the changes offered by Parent were given effect, that a failure to effect the Company Adverse Recommendation Change in light of the Intervening Event would reasonably be likely to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law.

(e) The Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person if the Board of Directors of the Company determines in good faith, after consultation with and receiving advice from its outside legal counsel, that the failure to take such action would reasonably be likely to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law; provided that the Company promptly advises Parent that it is taking such action; provided, further, that the foregoing shall not restrict the Company from permitting a person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to avoid violating fiduciary duties under applicable Law.

(f) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or any of its Subsidiaries from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company or any of its Subsidiaries determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would reasonably be likely to constitute a breach of its fiduciary duties to its stockholders under applicable Law; provided, however, that any such action or statement or disclosure made pursuant to clause (i) or clause (ii) shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company reaffirms its recommendation in favor of the Merger in such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Company Adverse Recommendation Change).

(g) For purposes of this Agreement:

(i) “Company Takeover Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in the Exchange Act) of persons relating to (A) any direct or indirect acquisition or purchase in any manner (including a sale, issuance or repurchase of securities, tender offer, joint venture, exchange offer or similar transaction), in each case whether in a single transaction or a series of transactions, of (1) 20% or more (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 20% or more of the outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or any Significant Subsidiary of the Company, (B) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated, would result in any person or group of persons owning, directly or indirectly, 20% or more of the outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or any Significant Subsidiary of the Company or (C) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (x) 20% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (y) businesses or assets (including capital stock of the Subsidiaries of the Company) that constitute 20% or more of the consolidated revenues, net income or consolidated total assets of the Company and its Subsidiaries, taken as a whole, (D) the payment of any extraordinary dividend by the Company or any of its Subsidiaries or (E) any combination of the foregoing, other than, in each case, the Transactions and any transaction being negotiated to facilitate one or more Divestiture Actions.

(ii) “Company Superior Proposal” means any unsolicited, bona fide Company Takeover Proposal (with the percentages set forth in the definition thereof changed from 20% to 50%) made in writing after the date of this Agreement that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) is reasonably capable of being consummated on the terms proposed and (B) is on terms which the Board of Directors of the Company determines in good faith, if consummated, would result in a transaction more favorable to the stockholders of the Company than the Merger, taking into account all financial (including with respect to break-up fees and expense reimbursement provisions), legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 7.01(f) in response to such proposal or otherwise).

ARTICLE V

Additional Agreements

SECTION 5.01. Preparation of the Form S-4 and the Proxy Statement; Company Stockholders’ Meeting. (a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company, TopCo and Parent shall jointly prepare and file with the SEC a proxy statement (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) the Company, TopCo and Parent shall jointly prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the TopCo Common Shares (including the attached CCRs) to be issued in the Merger. Each of TopCo, Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing (including by responding to comments of the SEC) and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other Transactions. Prior to the effective date of the Form S-4, TopCo, Parent and the Company shall also use their respective reasonable best efforts to satisfy all necessary state securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the Transactions and shall pay all expenses incident thereto. Each of TopCo, Parent and the Company shall furnish all information concerning such person and its Affiliates as may be reasonably requested by the other parties hereto and shall otherwise reasonably assist and cooperate with the other parties hereto in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement, including the resolution of any comments in respect thereof received from the SEC. As promptly as reasonably practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by TopCo, Parent or the Company, and no filing of, or amendment or supplement to, the Proxy Statement will made by TopCo, Parent or the Company, in each case without providing the other parties hereto a reasonable opportunity to review and comment thereon. If at any time prior to receipt of the Company Stockholder Approval any information relating to TopCo, Parent or the Company, or any of their respective Affiliates, directors or officers, should be discovered by TopCo, Parent or the Company which is required to be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. TopCo, Parent and the Company shall promptly notify each of the other parties hereto of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the TopCo Common Shares (including the attached CCRs) issuable in connection with the Merger for offering or sale in any jurisdiction. TopCo, Parent and the Company shall promptly notify each of the other parties hereto of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or the Proxy Statement or for additional information and shall supply each of the other parties hereto with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4, the Proxy Statement or the Merger. TopCo, Parent and the Company will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(b) The Company shall, subject to applicable Law, the Company Certificate of Incorporation, the Company By-laws and the rules of the New York Stock Exchange, (i) as promptly as reasonably practicable, establish a record date for, duly call and give notice of the Company Stockholders’ Meeting and (ii) as promptly as reasonably practicable convene and hold the Company Stockholders’ Meeting and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, if on a date preceding the date on which or the date on which the Company Stockholders’ Meeting is scheduled, the Company reasonably believes that (A) it is necessary to postpone or adjourn the Company Stockholders’ Meeting to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (B) (1) it will not receive proxies sufficient to obtain the Company

Stockholder Approval, whether or not a quorum is present, or (2) it will not have sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting; provided, however, that in the case of any postponement or adjournment under clause (B) of this sentence, the date of the Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 25 calendar days after the date for which the Company Stockholders’ Meeting was originally scheduled. Once the Company has established a record date for the Company Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or the Company By-laws. Subject to the ability of the Board of Directors of the Company to make a Company Adverse Recommendation Change pursuant to and in accordance with Section 4.02(d), the Company shall (i) make the Company Board Recommendation and include such recommendation in the Proxy Statement and (ii) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of this Agreement. Unless this Agreement is validly terminated in accordance with Section 7.01, the Company shall submit this Agreement to its stockholders at the Company Stockholders’ Meeting even if the Board of Directors shall have effected a Company Adverse Recommendation Change or announced or proposed any intention to do so. The Company shall, on the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven business days prior to the date of the Company Stockholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than related procedural matters) that the Company shall propose to be acted on by the stockholders at the Company Stockholders’ Meeting, and the Company will not submit to the vote of its stockholders any Company Takeover Proposal other than the Merger.

SECTION 5.02. Mutual Access to Information; Confidentiality. (a) From and after the date of this Agreement until the Effective Time and upon reasonable notice, (i) the Company shall, and shall cause its Subsidiaries to, (A) provide to Parent and Parent’s Representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (B) furnish to Parent such information concerning the business, properties, contracts, assets, liabilities, capital stock, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request, and (ii) Parent shall, and shall cause its Subsidiaries to, (A) provide to the Company and the Company’s Representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries and to the books and records thereof and (B) furnish to the Company such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of Parent and its Subsidiaries as the Company or its Representatives may reasonably request; provided, however, that no investigation pursuant to this Section 5.02 shall be deemed to modify any representation or warranty made by the Company or Parent or TopCo; provided, further, that none of the Company, Parent or TopCo shall be required pursuant to this Section 5.02 to disclose any information to the extent that (x) in the reasonable good faith judgment of such party, any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (y) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party (provided, however, that such party has used its reasonable best efforts to obtain the consent or waiver of the counterparty to whom such confidentiality obligations are owed) or (z) disclosure of any such information or document would result in the loss of attorney-client privilege. Notwithstanding the foregoing, (1) neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries and (2) none of the Company, Parent or any of their respective officers, employees or Representatives shall be permitted to perform any on-site procedures (including an on-site study) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) To the extent that any of the information or material furnished pursuant to this Section 5.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine. All information obtained by the parties hereto pursuant to this Section 5.02 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 5.03. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to, and shall cause their respective Affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by Governmental Entities in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including approval from FERC under the FPA and filings under the HSR Act or any foreign antitrust, competition or foreign investment Laws) applicable to the Transactions and other registrations, declarations and filings with, or notices to, Governmental Entities, (iv) defending through litigation on the merits any claim asserted in a court or administrative or other tribunal by any Governmental Entity acting pursuant to applicable Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Outside Date, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this

Agreement and (vi) as promptly as reasonably practicable following the receipt thereof, responding to any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Entity in connection with the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Merger or any of the other Transactions, each of Parent and the Company shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. In connection with and without limiting the foregoing, each of Parent and the Company and their respective Boards of Directors shall (A) take all action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other Transactions and (B) if any Takeover Law becomes applicable to this Agreement, the Merger or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Transactions.

(b) In furtherance and not in limitation of the other covenants contained in this Section 5.03, Parent shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other person with respect to the Transactions and to avoid or eliminate each and every impediment under Antitrust Laws that may be asserted by any Governmental Entity with respect to the Transactions so as to enable the Closing to occur no later than the Outside Date; in this context “reasonable best efforts” shall include (i) agreeing to sell or otherwise disposing of, holding (through the establishment of a trust or otherwise), or divesting all or any portion of the business, assets or operations of Parent, the Company or any of their Affiliates or the business, assets or operations of the Surviving Entity and its Subsidiaries after the Effective Time; (ii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Parent, the Company or any of their Affiliates or of the Surviving Entity and its Subsidiaries after the Effective Time, (iii) agreeing to or otherwise becoming subject to any limitations on (A) the right of TopCo or Parent to control or operate its business (including the business of the Surviving Entity and its Subsidiaries after the Effective Time) or assets (including the assets of the Surviving Entity and its Subsidiaries after the Effective Time), or (B) the right of TopCo or Parent to exercise full rights of ownership of its business (including the business of the Surviving Entity and its Subsidiaries after the Effective Time) or assets (including the assets of the Surviving Entity and its Subsidiaries after the Effective Time) and (iv) proposing, negotiating, committing to or agreeing to do or permitting to be done any of the foregoing, in each case as may be required in order to cause the conditions to Closing to be satisfied as promptly as reasonably practicable. To assist Parent in complying with its obligations set forth in this Section 5.03, the Company shall, and shall use reasonable best efforts to cause its Subsidiaries and Affiliates to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ or Affiliates’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or Affiliates or any equity interest in any joint venture held by the Company or any of its Subsidiaries or Affiliates (each, a “Divestiture

Action”); provided, however, that (1) any agreement with respect to any business, assets or operations of WPZ or its Subsidiaries shall be subject to any required approval from a conflicts or similar committee of the board of directors of the general partner of WPZ; and (2) the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action). The Company agrees that if and to the extent compliance with its obligations pursuant to this Section 5.03(b) results in discussions or negotiations with, or a required approval from, a conflicts or similar committee of any of its Subsidiaries (a “Conflicts Committee”), the Company agrees that it shall (i) promptly inform Parent, (ii) consult with Parent on the appropriate course of action, including by giving Parent a reasonable opportunity to review and comment on any communications or documents to be provided to the Conflicts Committee, (iii) offer Parent the opportunity to participate in any such discussions or negotiations with such Conflicts Committee and/or its advisors and (iv) generally keep Parent apprised of the status of the discussions and negotiations with the Conflicts Committee.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) as promptly as practicable (and in any event not more than 15 business days) after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act or the FPA, (ii) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions, (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (C) assuring that all such filings are in material compliance with the requirements of applicable Antitrust Laws, and (D) making available to the other party such information as the other party may reasonably request in order to respond to information requests by any relevant Governmental Entity, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the Transactions, (iv) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any proceeding initiated by a private party, and (v) keep each other apprised of the status of matters relating to the completion of the Transactions. Prior to transmitting any communication or submission to any Governmental Entity (or members of their respective staffs), the Company and Parent shall permit counsel for the other parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Law. None of the parties to this Agreement shall agree to participate in any meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion. The parties to this Agreement shall, and shall cause their respective Affiliates to, promptly provide each other with copies of all notices, correspondence, filings or communications (or memoranda setting forth the substance thereof) between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d) As used in this Agreement, “Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Canada Competition Act, the FPA, the Communications Act of 1934, as amended, and other regulatory Laws and all other Federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, foreign investment or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition.

SECTION 5.04. Employees and Benefit Plans. (a) Following the Effective Time and until the first anniversary of the Closing Date, TopCo shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with (i) annual base compensation that is no less favorable than the annual base compensation provided to such Company Employees immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits provided to such Company Employees immediately prior to the Effective Time in accordance with the terms of the severance arrangements set forth in Section 5.04(a) of the Company Disclosure Letter and (iii) other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits provided to similarly situated employees of Parent and its Subsidiaries.

(b) Without limiting the generality of Section 5.04(a), from and after the Effective Time, TopCo shall, or shall cause one of its Subsidiaries to, assume, honor and continue all of the employment, severance, retention, termination and change in control plans, agreements or arrangements maintained by the Company or its Subsidiaries in accordance with their respective terms, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment, modification or termination, other than any amendment, modification or termination permitted under the applicable arrangement or required to comply with applicable Law; provided that, for a period beginning on the Effective Time and ending on the date that is 18 months following the Closing Date, TopCo and its Subsidiaries shall not make any amendment or modification to or terminate the Company severance plans listed in Section 5.04(b) of the Company Disclosure Letter, other than any amendment, modification or termination required to comply with applicable Law.

(c) With respect to all plans maintained by TopCo or its Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be credited as service with TopCo or any of its Subsidiaries, in each case, to the extent such service would have been recognized or credited by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized for purposes of benefit accrual under any defined benefit plan, or to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.04(a), TopCo shall, or shall cause one of its Subsidiaries to, waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by TopCo or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. TopCo shall, or shall cause one of its Subsidiaries to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) For the avoidance of doubt and notwithstanding anything to the contrary herein, for purposes of any Company Benefit Plan containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional Taxes” under Section 409A of the Code).

(f) With respect to any Company Employee whose principal place of employment is outside the United States, TopCo’s obligations under this Section 5.04 shall be modified to the extent necessary to comply with any applicable Law that applies in relation to the employment or terms of employment of such Company Employee.

(g) TopCo shall provide each Company Employee who continues to be an employee of TopCo or one of its Subsidiaries immediately following the Effective Time a payment with respect to such Company Employee’s annual bonus under the Company’s annual bonus plan in respect of the Company’s 2015 fiscal year in accordance with the terms set forth in Section 5.04(g) of the Company Disclosure Letter.

(h) If directed by TopCo in writing at least 10 business days prior to the Effective Time, the Board of Directors of the Company shall adopt resolutions, in form and substance reasonably acceptable to Parent, terminating, effective as of the day prior to the Closing Date (the “401(k) Plan Termination Date”), any Company Benefit Plan qualified under Section 401(a) of the Code and containing a qualified cash or deferred arrangement under Section 401(k) of the Code (a “401(k) Plan”). Prior to the 401(k) Plan Termination Date, the Company shall provide

Parent with evidence of resolutions adopted by its Board of Directors authorizing such termination and amending any such 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Law. The Company shall also take such other actions in furtherance of the termination of each 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each 401(k) Plan following the 401(k) Plan Termination Date. If the Company is directed by TopCo to terminate a 401(k) Plan pursuant to this Section 5.04(h), Parent shall (i) establish or designate one or more 401(k) Plans (the “Parent 401(k) Plans”) in which the Company Employees shall be eligible to participate following the Effective Time and which shall allow each Company Employee to make a “direct rollover” to the Parent 401(k) Plan in which such Company Employee participates following the Effective Time of the account balance of such Company Employee (including promissory notes evidencing any outstanding loans) under the Company’s 401(k) Plan in which such Company Employee participated prior to the Effective Time, if such direct rollover is elected in accordance with applicable Law by such Company Employee, and (ii) provide Company Employees with the opportunity to continue to make scheduled loan payments pending the rollover of the notes evidencing any such loans.

(i) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.04 shall create such rights in any such persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit TopCo from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.

SECTION 5.05. Indemnification, Exculpation and Insurance. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company By-laws, the organizational documents of any Subsidiary of the Company or any indemnification agreement, between a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a

“Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, TopCo shall indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. TopCo shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless (i) such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, (ii) TopCo agrees to provide for an indemnification of such Indemnified Party from any and all liability arising out of such Claim; or (iii) such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. TopCo shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. TopCo’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company shall use commercially reasonable efforts to obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of TopCo, the Company may not expend therefor in excess of 300% of the amount (the “Annual Amount”) paid by the Company for coverage for the most recently completed 12-month period prior to the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, TopCo shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that (i) TopCo may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party and (ii) in satisfying its obligation under this Section 5.05(c), TopCo shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that TopCo shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that TopCo or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, proper provision shall be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The obligations of TopCo under this Section 5.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the prior written consent of such Indemnified Party. TopCo shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.05.

SECTION 5.06. Fees and Expenses. (a) Except as provided in this Section 5.06, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) If this Agreement is terminated (i) by either the Company or Parent pursuant to Section 7.01(b)(iii) or (ii) by Parent pursuant to Section 7.01(c), then in each case of clauses (i) and (ii) the Company shall promptly upon written demand by Parent (and in any event no later than two business days after such written demand is delivered to the Company) reimburse Parent, by wire transfer of same day federal funds to the account specified by Parent, for all out-of-pocket fees and expenses incurred or paid by or on behalf of Parent, TopCo or their respective Subsidiaries and Affiliates in connection with the Merger or related to the preparation, negotiation, execution and performance of this Agreement, the Commitment Letter, the Fee Letter and related transaction documents, including all fees and expenses of counsel, financial advisors, accountants, experts and consultants retained by Parent, TopCo, or their respective Subsidiaries and Affiliates, such amount not to exceed $50.0 million in the case of clause (i) and $100.0 million in the case of clause (ii).

(c) If this Agreement is terminated by the Company pursuant to Section 7.01(d), then Parent shall promptly upon written demand by the Company (and in any event no later than two business days after such written demand is delivered to Parent) reimburse the Company, by wire transfer of same day federal funds to the account specified by the Company, for all out-of-pocket fees and expenses incurred or paid by or on behalf of the Company or its Subsidiaries and Affiliates in connection with the Merger or related to the preparation, negotiation, execution and performance of this Agreement and related transaction documents, including all fees and expenses of counsel, financial advisors, accountants, experts and consultants retained by the Company or its Subsidiaries and Affiliates, such amount not to exceed $100.0 million.

(d) If:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(f);

(ii) (A) after the date of this Agreement and prior to the Company Stockholders’ Meeting, a Company Takeover Proposal shall have been publicly announced or publicly disclosed or otherwise communicated to the Company, the Board of Directors of the Company or any Representative of the Company (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Takeover Proposal) and not have been withdrawn at least seven business days prior to the Company Stockholders’ Meeting, (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii) or (2) by Parent or the Company pursuant to Section 7.01(b)(i) or by Parent pursuant to Section 7.01(c), in each case, as a result of the Company’s breach of its obligations pursuant to Section 4.02, Section 5.01 or the proviso of Section 7.01(f) and (C) within 12 months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal (which may be consummated after such 12-month period) or consummates a Company Takeover Proposal; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(e);

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to $1.48 billion (the “Company Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the date of termination of this Agreement and as a condition to the effectiveness of such termination, (2) in the case of a payment required by clause (ii) above, on the date of consummation, or if earlier, contemporaneously with or immediately after the entry into any definitive agreement to consummate, referred to in clause (ii)(C) (provided that any amounts previously paid by the Company pursuant to Section 5.06(b) shall be credited toward the Company Termination Fee payable pursuant to this clause (2)) and (3) in the case of a payment required by clause (iii) above, within two business days of the date of termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of Section 5.06(d)(ii)(C) only, the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(g)(i), except that all references to 20% therein shall be deemed to be references to 50%.

(e) If the Company Termination Fee is paid to Parent or its designee(s) pursuant to Section 5.06(d), payment of such fee is TopCo’s and Parent’s sole and exclusive remedy against the Company and its Affiliates, and their respective stockholders and Representatives (other than with respect to any willful and material breach of Section 4.02, Section 5.01 or the proviso of Section 7.01(f)), for any loss, cost, liability or expense relating to or arising out of this Agreement, any agreement entered into in connection herewith or the transactions contemplated hereby or thereby.

(f) If the Company or Parent terminates this Agreement pursuant to (A) Section 7.01(b)(ii), (B) Section 7.01(d) or (C) Section 7.01(b)(i) and, at the time of any such termination pursuant to this clause (C) any condition set forth in Section 6.01(b), 6.01(c), 6.01(d), 6.01(e), 6.03(a) or 6.03(b) shall not have been satisfied, then, in each case, Parent shall reimburse the Company for $410.0 million (the “WPZ Termination Fee Reimbursement”) by wire transfer of immediately available funds, concurrently with such termination (in the case of a termination by Parent) or within two business days of the date of termination of this Agreement (in the case of a termination by the Company). The Company agrees that in no event shall the Company be entitled to receive more than one WPZ Termination Fee Reimbursement.

(g) The Company and Parent acknowledge and agree that the agreements contained in this Section 5.06 are an integral part of the Transactions, and that, without these agreements, the parties would not have entered into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to Section 5.06(b) or 5.06(d), or Parent fails promptly to pay any amount due pursuant to Section 5.06(c) or 5.06(f), and, in order to obtain such payment, Parent or the Company commences a suit that results in a judgment against the Company for the payment set forth in Section 5.06(b) or 5.06(d) or any portion thereof, or a judgment against Parent for the amount set forth in Section 5.06(c) or 5.06(f) or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, the other party’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

SECTION 5.07. Certain Tax Matters. (a) The Company, TopCo and Parent shall cooperate and each use its commercially reasonable efforts to cause (i) the Merger to qualify for the Intended Tax Treatment, and (ii) the Contribution and the Parent Class E Issuance to qualify as an exchange to which Section 721(a) of the Code applies, in each case, including by not taking or failing to take any action which action or failure to act such party knows is reasonably likely to prevent such qualification; provided that clause (ii) shall not prohibit any distribution of cash or other property from Parent to TopCo to which TopCo is entitled pursuant to the Parent Partnership Agreement. Each of the Company, TopCo and Parent will report the transactions described in the preceding sentence in the manner set forth therein except (x) to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, or (y) solely with respect to clause (ii) of the preceding sentence, to the extent otherwise required by applicable Law with respect to any transfer of money or other consideration from Parent to TopCo during the two-year period following the date of the Contribution (other than any operating cash flow distribution (as such term is defined in Treasury Regulation Section 1.707-4(b)(2)).

(b) The Company, TopCo and Parent shall each use its commercially reasonable efforts to obtain the Tax opinions described in Sections 6.01(h), 6.02(d) and 6.03(d), including by making representations, warranties and covenants requested by counsel in order to render such Tax opinions. Each of the Company, TopCo and Parent shall use its commercially reasonable efforts not to knowingly take or cause to be taken any action that would cause to be untrue (or knowingly fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations, warranties and covenants made to counsel in furtherance of such Tax opinions.

SECTION 5.08. Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions shall be a joint press release to be reasonably agreed to by the parties. From the date of such press release through the Closing Date, the parties shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the Transactions, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan and none of the Company, TopCo or Parent shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 4.02.

SECTION 5.09. Rule 16b-3. Prior to the Effective Time, each of TopCo, Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of TopCo Common Shares (including the attached CCRs and derivative securities with respect to TopCo Common Shares) pursuant to the Transactions by each individual who (a) is a director or officer of the Company subject to Section 16 of the Exchange Act or (b) at the Effective Time, will become a director or officer of TopCo subject to Section 16 of the Exchange Act, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.10. Stock Exchange Listing. Prior to the Effective Time, Parent shall cause the TopCo Common Shares to be issued in the Merger and such other TopCo Common Shares to be reserved for issuance in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 5.11. Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.12. Securityholder Litigation. The Company shall give TopCo the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its Subsidiaries and/or their respective directors or officers relating to the Transactions, subject to a customary joint defense agreement. The Company agrees that it shall not settle or offer to settle any securityholder litigation against the Company and/or its Subsidiaries and/or their respective directors or officers relating to the Transactions, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.13. Control of Operations. Without limiting any party’s rights or obligations under this Agreement (including pursuant to Sections 4.01(a) and 4.01(b)), the parties understand and agree that (a) nothing contained in this Agreement will give any party, directly or indirectly, the right to control, direct or influence any other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement (including Sections 4.01(a) and 4.01(b)), complete control and supervision over its operations.

SECTION 5.14. Financing Assistance. Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, provide cooperation reasonably requested by TopCo and Parent that is necessary or reasonably required in connection with the Financing or any other financing that may be arranged by Parent (together with the Financing, the “Financings”, and the sources of the Financings, the “Financing Sources”).

SECTION 5.15. CCR Agreement. At or prior to the Closing, TopCo and Parent shall duly execute and deliver, and shall ensure that the Exchange Agent duly executes and delivers, the Contingent Consideration Rights Agreement (the “CCR Agreement”), which shall be in substantially the form attached hereto as Exhibit H. Prior to the Closing, Topco, Parent and the Company agree to cooperate in good faith to incorporate any reasonable comments to the CCR Agreement received by the Rights Agent (as defined in Exhibit H).

SECTION 5.16. Pre-Merger Special Dividend. Prior to the Closing, subject to applicable Laws, the Company shall declare a cash dividend in the amount of $0.10 per share of Company Common Stock (the “Pre-Merger Special Dividend”) to holders of record of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time; provided that payment of the Pre-Merger Special Dividend shall be contingent on the consummation of the Merger.

SECTION 5.17. Charitable Giving. TopCo and Parent shall use reasonable best efforts to maintain the Company’s and WPZ’s historical charitable giving commitments as set forth in Section 5.17 of the Company Disclosure Letter.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) U.S. Regulatory Approval. Any waiting period applicable to the consummation of the Merger or the other Transactions under the HSR Act shall have expired or early termination thereof shall have been granted.

(c) Canadian Regulatory Approval. If required, the Canada Competition Act Clearance shall have been received. For purposes of this Agreement, “Canada Competition Act Clearance” means (i) the issuance of an Advance Ruling Certificate, (ii) Parent, TopCo and the Company have given the notice required under section 114 of the Canada Competition Act with respect to the Merger and the other Transactions, and the applicable waiting period under section 123 of the Canada Competition Act has expired or has been terminated, or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Canada Competition Act; and in the case of (i) or (iii), Parent, TopCo and the Company have been advised in writing by the Commissioner that he does not, at such time, intend to make an application under section 92 of the Canada Competition Act in respect of the Merger and the other Transactions.

(d) FERC Approval. Approval of the Merger by FERC under the FPA shall have been received.

(e) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent (each, a “Restraint”) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(g) Stock Exchange Listing. The TopCo Common Shares to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(h) Contribution Opinion. TopCo and the Company shall have received a written opinion from Latham & Watkins LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion (including an exclusion to the effect that the opinion may not apply to the extent TopCo receives money or other consideration, other than operating cash flow distributions (as such term is defined in Treasury Regulation Section 1.707-4(b)(2)), from Parent during the two-year period following the date of the Contribution), to the effect that the Contribution and the Parent Class E Issuance should qualify as an exchange to which Section 721(a) of the Code applies. In rendering the opinion described in this Section 6.01(h), such counsel shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of TopCo, Parent and others reasonably requested by such counsel.

SECTION 6.02. Conditions to Obligations of Parent and TopCo. The obligations of Parent and TopCo to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.01(c)(i) and 3.01(c)(ii) (Capital Structure) shall be true and correct as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except for any immaterial inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.01(d)(i) (Authority) and Section 3.01(t) (Brokers and Other Advisors) shall be true and correct in all material respects as of the Closing Date as though made on such date, (iii) the representations and warranties of the Company set forth in Section 3.01(g)(ii) (Absence of Certain Changes or Events), Section 3.01(v) (State Takeover Statutes) and Section 3.01(w) (WPZ Merger Agreement) shall be true and correct as of the Closing Date as though made on such date and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required by the time of the Closing to be performed or complied with by it under this Agreement, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Tax Opinion. TopCo shall have received the opinion of Latham & Watkins LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 6.02(d), such counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations, warranties and covenants, including those contained in certificates of officers of the Company, TopCo and Parent and others reasonably requested by counsel. The condition set forth in this Section 6.02(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of TopCo and Parent set forth in Sections 3.02(c)(i) and 3.02(c)(ii) (Capital Structure) shall be true and correct as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except for any immaterial inaccuracies, (ii) the representations and warranties of TopCo and Parent set forth in Section 3.02(d)(i) (Authority) and Section 3.02(t) (Brokers and Other Advisors) shall be true and correct in all material respects as of the Closing Date as though made on such date, (iii) the representations and warranties of TopCo and Parent set forth in Section 3.02(g)(ii) (Absence of Certain Changes or Events) shall be true and correct as of the Closing Date as though made on such date and (iv) each of the other representations and warranties of TopCo and Parent set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(b) Performance of Obligations of TopCo and Parent. Each of TopCo and Parent shall have, in all material respects, performed or complied with all obligations required by the time of the Closing to be performed or complied with by it under this Agreement, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Tax Opinion. The Company shall have received the opinion of Cravath, Swaine & Moore LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 6.03(d), such counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations, warranties and covenants, including those contained in certificates of officers of the Company, TopCo and Parent and others reasonably requested by counsel. The condition set forth in this Section 6.03(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

(e) CCR Agreement. The CCR Agreement shall have been duly executed and delivered by TopCo, Parent and the Exchange Agent and be in full force and effect.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, TopCo or Parent may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, TopCo’s, and (b) in the case of TopCo, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by delivery of written notice to the other parties hereto under the following circumstances:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before the date that is nine months after the date of this Agreement (as it may be extended from time to time by the mutual written agreement of Parent and the Company, the “Outside Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.01(b), 6.01(c), 6.01(d) or 6.01(e) (to the extent related to Antitrust Laws), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond the date that is 12 months after the date of this Agreement; provided, further, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, TopCo) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 6.01(e) shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party if the failure of such party (and in the case of Parent, TopCo) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, as adjourned or postponed from time to time;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) by its nature, is incapable of being cured prior to the Outside Date or if by its nature such breach or failure is capable of being cured by the Outside Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Parent describing such breach or failure in reasonable detail; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if TopCo or Parent is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach has been a principal cause or resulted in the failure of a condition set forth in Section 6.02(a) or 6.02(b) to be satisfied;

(d) by the Company, if TopCo or Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) by its nature, is incapable of being cured prior to the Outside Date or if by its nature such breach or failure is capable of being cured by the Outside Date, Parent or TopCo, as applicable, does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach has been a principal cause or resulted in the failure of a condition set forth in Section 6.03(a) or 6.03(b) to be satisfied;

(e) by Parent, (i) in the event that a Company Adverse Recommendation Change shall have occurred or (ii) if the Company shall have willfully and materially breached any of its obligations under Section 4.02(b); and

(f) by the Company, at any time prior to obtaining the Company Stockholder Approval if (i) the Board of Directors of the Company authorizes the Company, subject to complying in all material respects with the terms of Section 4.02(b), to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal, (ii) concurrently with or immediately following the termination of this Agreement, the Company, subject to complying in all material respects with the terms of Section 4.02(b), enters into a Company Acquisition Agreement with respect to such Company Superior Proposal and (iii) prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee pursuant to Section 5.06(d); provided, however, that no Company Superior Proposal Termination may be made pursuant to this Section 7.01(f) until after at least three business days following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to take such action, which notice shall include the information with respect to such Company Superior Proposal that is specified in Section 4.02(b), and after providing such notice and prior to effecting such Company Superior Proposal Termination, (A) the Company shall, during such three business day period, negotiate in good faith with Parent and its Representatives with respect to any revisions to the terms of the Transactions proposed by Parent, (B) in determining whether to effect a Company Superior Proposal Termination, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such three business day period and (C) following the end of such three business day period, the Board of Directors of the Company determines that the Company Superior Proposal would continue to be a Company Superior Proposal; it being further understood that any amendment to the financial terms of any Company Takeover Proposal will be deemed to be a new Company Takeover Proposal for purposes of this Section 7.01(f), including with respect to the notice period referred to in this Section 7.01(f).

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of TopCo, Parent or the Company, other than the provisions of the last sentence of Section 5.02(b), Section 5.06, this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that (a) subject to Section 5.06, nothing herein shall relieve TopCo, Parent or the Company from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement and (b) the Confidentiality Agreement shall survive such termination in accordance with its terms.

SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained; provided, further, that notwithstanding anything to the contrary contained herein, this Section 7.03, Section 8.07 and Section 8.13 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, TopCo, Parent and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to TopCo or Parent, to:

Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219
Fax No.: (214) 981-0703
Attention: Thomas P. Mason Email: tom.mason@energytransfer.com with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd St.
New York, New York 10019
Fax No.: (212) 403-2000
Attention:	David A. Katz, Esq.
David K. Lam, Esq.
Email:	DAKatz@wlrk.com
DKLam@wlrk.com

and

Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, Texas 77002-4834
Fax No.: (713) 546-5401
Attention:	William N. Finnegan IV, Esq.
Debbie P. Yee, Esq.
Email:	bill.finnegan@lw.com
debbie.yee@lw.com

if to the Company, to:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Fax No.: (918) 573-3101
Attention:	Sarah C. Miller
Email:	sarah.miller@williams.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Fax No.: (212) 474-3700
Attention:	Richard Hall, Esq.
Minh Van Ngo, Esq.
Email:	rhall@cravath.com
mngo@cravath.com

and

Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202
Fax No.:	(303) 313-2840
Attention:	Steven K. Talley
E-mail:	stalley@gibsondunn.com

SECTION 8.03. Definitions. For purposes of this Agreement:

“Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“business day” means any day on which banks are not required or authorized to be closed in the City of New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means, with respect to a person, any other person or entity that, together with such first person, is treated as a single employer under Section 414 of the Code.

“Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Stock Plans), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity of the Company (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity of the Company had or have any present or future liability, other than any (x) Multiemployer Plan or (y) plan, program, policy or arrangement mandated by applicable Law.

“Company Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by the Company to TopCo and Parent.

“Company ESPP” means The Williams Companies, Inc. Amended and Restated 2007 Employee Stock Purchase Plan.

“Company Leveraged PSU” means all Company PSUs that are identified as leveraged performance-based restricted stock unit awards in the applicable award agreement.

“Company Material Adverse Effect” means any change, effect, event, occurrence, circumstance, development or state of facts that, with all other changes, effects, events, occurrences, circumstances, developments and states of fact, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance, development or state of facts to the extent relating to (i) the economy in general, (ii) the Energy Product gathering, processing, treating, transportation, storage and marketing industries generally or related products and services (including those due to actions by competitors and including any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids (“NGLs”), and products produced from the fractionation of NGLs (collectively, “Energy Products”) or industry margins), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the stock price, trading volume or credit rating of the Company or any of its Subsidiaries or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Company Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes in Law, legislative or political conditions or policy or practices after the date of this Agreement of any Governmental Entity, (vi) changes after the date of this Agreement in applicable accounting regulations or principles or official interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions), (ix) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the prior written consent of Parent or as required to comply with the terms of this Agreement or (x) the creditworthiness or financial condition of any customer or other commercial counterparty of the Company or any of its Subsidiaries that is a Significant Customer; provided, however, that the changes, effects, events, occurrences, circumstances, developments or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi) and (vii) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, events, occurrences, circumstances, developments or states of facts have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, when compared to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, arising in the ordinary course of business of the Company; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Company and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in the ordinary course of business of the Company and its Subsidiaries; (vi) Liens not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property; (vii) Liens that are disclosed on the most recent consolidated balance sheet of the Company included in the Company Filed SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of the Company or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) Liens which an accurate up-to-date survey would show; (xii) Liens resulting from any facts or circumstances relating to Parent or any of its Affiliates; and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as presently operated.

“Company PSU” means all Company RSUs with performance-based vesting or delivery requirements.

“Company RSU” means any restricted stock unit award payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise and whether or not subject to performance-based vesting or delivery requirements.

“Company Stock Plans” means The Williams Companies, Inc. 1996 Stock Plan for Non-Employee Directors, The Williams Companies, Inc. 2002 Incentive Plan, The Williams Companies, Inc. 2007 Incentive Plan and the Company ESPP, in each case including all sub-plans thereunder and as amended.

“Confidentiality Agreement” means the confidential disclosure agreement dated as of July 16, 2015, between Parent and the Company (as such agreement may be amended from time to time).

“Director DSU” means any deferred stock unit award payable in shares of Company Common Stock or the value of which is determined with reference to the value of a share of Company Common Stock and that is held by a non-employee director of the Company, whether granted under a Company Stock Plan or otherwise.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

“Environmental Law” means any Law or any binding Agreement issued or entered into by or with any Governmental Entity relating to (a) pollution or protection of the environment or natural resources, including ambient air, soil, surface water, drinking water or groundwater, land surface, subsurface strata, sediment, building surfaces, flora and fauna and natural resources, (b) any exposure to or release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (c) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials and Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; or (d) the presence of Hazardous Materials in any building, physical structure, product or fixture.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ETP” means Energy Transfer Partners, L.P., a Delaware limited partnership.

“Exchange Ratio” means the average of the volume weighted averages of the trading prices of shares of Company Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the 10 consecutive trading days ending on (and including) the trading day that is immediately preceding the date on which the Effective Time occurs divided by the TopCo Share Value.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5 or any substance, waste or material otherwise defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“Intervening Event” means a material event, fact, circumstance, development or occurrence (other than any matter that relates to a Company Takeover Proposal) that is unknown to or by the Board of Directors of the Company as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Board of Directors of the Company as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Board of Directors of the Company prior to obtaining the Company Stockholder Approval.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable investigation, of any of the persons set forth in Section 8.03 of the Company Disclosure Letter and (ii) with respect to TopCo or Parent, the actual knowledge after reasonable investigation, of any of the persons set forth in Section 8.03 of the Parent Disclosure Letter, in each case following reasonable inquiry.

“ordinary course of business” means the ordinary course of the relevant person’s business, consistent with past practices or, if not consistent with past practice, reasonably expected course of conduct as of the date hereof and, with respect to financial related matters, consistent with budgets and forecasts approved prior to the date hereof by the relevant board of directors or other governing body.

“Parent Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Parent Equity Plan), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Parent, any of its Subsidiaries or any other Commonly Controlled Entity of Parent (A) for the benefit of any current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries or (B) under which Parent or any Commonly Controlled Entity of Parent had or have any present or future liability, other than any (x) Multiemployer Plan or (y) plan, program, policy or arrangement mandated by applicable Law.

“Parent Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Equity Plan” means the Energy Transfer Equity, L.P. Long-Term Incentive Plan.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance, development or state of facts that, with all other changes, effects, events, occurrences, circumstances, developments and states of fact, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance, development or state of facts to the extent relating to (i) the economy in general, (ii) the Energy Product gathering, processing, treating, transportation, storage and marketing industries generally or related products and services (including those due to actions by competitors and including any change in the prices of Energy Products or industry margins), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the equity price, trading volume or credit rating of Parent or any of its Subsidiaries or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes in Law, legislative or political conditions or policy or practices after the date of this Agreement of any Governmental Entity, (vi) changes after the date of this Agreement in applicable accounting regulations or principles or official interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) or (ix) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the prior written consent of the Company or as required to comply with the terms of this Agreement; provided, however, that the changes, effects, events, occurrences, circumstances, developments or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi) and (vii) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, effects, events, occurrences, circumstances, developments or states of facts have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, when compared to other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, arising in the ordinary course of business of Parent and its Subsidiaries; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of Parent and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in the ordinary course of business of Parent and its Subsidiaries; (vi) Liens not created by Parent or its Subsidiaries that affect the underlying fee interest of a Parent Leased Real Property; (vii) Liens that are disclosed on the most recent consolidated balance sheet of Parent included in the Parent Filed SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of Parent or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) Liens which an accurate up-to-date survey would show; (xii) Liens resulting from any facts or circumstances relating to the Company or any of its Affiliates; and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as presently operated.

“Parent Restricted Unit” means any award of a Parent Common Unit that is subject to forfeiture, whether granted under the Parent Equity Plan or otherwise.

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person.

“Significant Customer” means a customer of the Company or any of its Subsidiaries that would reasonably be expected to account for more than 10% of the annual consolidated revenue of the Company.

“Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partner interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; provided that for purposes of this Agreement, (i) unless otherwise expressly excluded, WPZ shall be considered to be a Subsidiary of the Company and each of ETP and SXL shall be considered to be a Subsidiary of Parent and (ii) neither Caiman Energy II, LLC nor Blue Racer Midstream LLC shall be considered to be a Subsidiary of the Company and neither SUN nor Lake Charles LNG Export Company, LLC shall be considered to be a Subsidiary of Parent.

“SUN” means Sunoco LP, a Delaware limited partnership.

“SXL” means Sunoco Logistics Partners L.P., a Delaware limited partnership.

“Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, NGL and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, and other related operations, assets, machinery and equipment that are owned by the relevant party, or used for the conduct of the business of the relevant party as it is presently conducted.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all forms of taxation or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

“TopCo Common Shares” means common units representing limited partner interests in TopCo.

“TopCo Share Issuance” means the issuance by TopCo of TopCo Common Shares as Merger Consideration in connection with the Merger.

“TopCo Share Value” means the average of the volume weighted averages of the trading prices of TopCo Common Shares on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the 10 consecutive trading days beginning on (and including) the trading day immediately following the date on which the Effective Time occurs.

“Transactions” means the transactions contemplated by this Agreement, including the Merger, the TopCo Share Issuance, the issuance of the CCRs as Merger Consideration in connection with the Merger, the GP Merger, the Contribution and the Parent Class E Issuance.

“WPZ” means Williams Partners L.P., a Delaware limited partnership.

“WPZ GP Long-Term Incentive Plan” means the Williams Partners GP LLC Long-Term Incentive Plan, dated as of August 23, 2005, as amended on November 28, 2006 and December 2, 2008.

“WPZ Legacy Long-Term Incentive Plan” means the Williams Partners Long-Term Incentive Plan (f/k/a the “Access Midstream Long-Term Incentive Plan” and f/k/a the “Chesapeake Midstream Long-Term Incentive Plan”), as amended effective as of July 1, 2014 and February 2, 2015.

“WPZ Phantom Unit” means any phantom unit award payable in WPZ Common Units or the value of which is determined with reference to the value of WPZ Common Units, whether granted under the WPZ Legacy Long-Term Incentive Plan or otherwise.

SECTION 8.04. Interpretation. (a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being provided, made available or disclosed to Parent or its Affiliates, such information or documents shall include any information or documents (i) included in the Company Filed SEC Documents, (ii) furnished in the “data room” maintained by the Company at least 24 hours prior to the execution of this Agreement and to which access has been granted to Parent or its Affiliates or (iii) otherwise provided in writing (including electronically) to Parent or its Affiliates.

(d) When a reference is made in this Agreement or the Parent Disclosure Letter to information or documents being provided, made available or disclosed to the Company or its Affiliates, such information or documents shall include any information or documents

(i) included in the Parent Filed SEC Documents, (ii) furnished in the “data room” maintained by Parent at least 24 hours prior to the execution of this Agreement and to which access has been granted to the Company or its Affiliates or (iii) otherwise provided in writing (including electronically) to the Company or its Affiliates.

(e) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) References to a person are also to its permitted successors and permitted assigns.

(h) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (.pdf)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter and all other exhibits and schedules hereto), the Confidentiality Agreement and the CCR Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and, except for the provisions of Section 8.13 (which is enforceable by each Finance Related Party), nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder, other than in respect of the rights of each Indemnified Party set forth in Section 5.05 from and after the Effective Time. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(j), cash in lieu of any fractional shares payable pursuant to Section 2.02(i) and amounts payable pursuant to Section 2.05(a), Section 2.05(b) or Section 2.05(c) shall be enforceable by holders of Company Common Stock, Company Stock Options, Company RSUs (including Company PSUs) and Director DSUs, at or immediately prior to the Effective Time as provided therein. Notwithstanding the foregoing, in any suit in which the Company shall have been adjudged to have the right to recover damages from Parent due to the willful and material breach of this Agreement by Parent, the damages recoverable by the Company for itself and on behalf of the holders of Company Common Stock shall be determined by reference to the total amount that would have been recoverable by such holders if all such holders brought an action against Parent and were recognized as third party beneficiaries hereunder.

(b) Except for the representations and warranties contained in Section 3.01 and in any certificate delivered by the Company to TopCo or Parent in accordance with the terms of this Agreement, each of TopCo and Parent acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to TopCo or Parent in connection with the Transactions. Neither the Company nor any other person will have or be subject to, as a result of this Agreement, any liability or indemnification obligation to TopCo, Parent or any other person resulting from the distribution to TopCo or Parent, or TopCo’s or Parent’s use of, any such information, including any information, documents, projections, forecasts or other material made available to TopCo or Parent in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.01.

(c) Except for the representations and warranties contained in Section 3.02 and in any certificate delivered by TopCo or Parent to the Company in accordance with the terms of this Agreement, the Company acknowledges that none of TopCo, Parent or any other person on behalf of TopCo or Parent makes any other express or implied representation or warranty with respect to TopCo or Parent or with respect to any other information provided to the Company in connection with the Transactions. None of TopCo or Parent or any other person will have or be subject to, as a result of this Agreement, any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.02.

SECTION 8.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto, except that each of TopCo and Parent may assign all or any of its rights and obligations hereunder to any Affiliate of TopCo or Parent; provided, however, that such assignment shall not prevent, impair or delay the consummation of the Transactions or otherwise impair the rights of the stockholders of the Company under this Agreement. Notwithstanding the foregoing, no assignment shall limit or affect the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10. Specific Enforcement; Consent to Jurisdiction. (a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that, the Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that either the Company or Parent seeking an order or injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court within the state of Delaware) for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement and the rights and obligations hereunder or the Transactions or for the recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or the Transactions. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any actions relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the Transactions, (x) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.10, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper, or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.02; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

SECTION 8.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.13. No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Company agrees that neither it, nor any of its former, current or future officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates (collectively, “Seller Related Parties”), shall have any claim against any Financing Source, any lender participating in the Financing or any of their respective former, current or future general or limited partners, stockholders, managers, members, agents, Representatives, Affiliates, successors or assigns (collectively, “Finance Related Parties”), nor shall any Finance Related Party have any liability whatsoever to any Seller Related Party, in connection with the Financing or in any way relating to this Agreement or any of the Transactions, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Finance Related Party. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to this Section 8.13 (or amendment or modification with respect to any related definitions as they affect this Section 8.13) shall be effective without the prior written consent of each Financing Source or Finance Related Party and (b) each Financing Source and Finance Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 8.13. Each of the Parties hereto agrees that, Section 8.08 notwithstanding, this provision shall be interpreted, and any action relating to this provision, shall be governed by the laws of the State of New York. This Section 8.13 is intended to benefit and may be enforced by the Financing Sources and the Finance Related Parties.

IN WITNESS WHEREOF, the Company, TopCo, TopCo GP, Parent, Parent GP and ETE GP have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

THE WILLIAMS COMPANIES, INC.

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Senior Vice President & Chief Financial Officer

ENERGY TRANSFER CORP LP By: ETE CORP GP, LLC, its general partner

By:	/s/ Jamie Welch
	Name:	Jamie Welch
	Title:	Group CFO & Head of Business Development

ETE CORP GP, LLC

By:	/s/ Jamie Welch
	Name:	Jamie Welch
	Title:	Group CFO & Head of Business Development

ENERGY TRANSFER EQUITY, L.P. By: LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
	Name:	John W. McReynolds
	Title:	President

LE GP, LLC

By:	/s/ John W. McReynolds
	Name:	John W. McReynolds
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ENERGY TRANSFER EQUITY GP, LLC

By:	/s/ Jamie Welch
	Name:	Jamie Welch
	Title:	Group CFO & Head of Business Development

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

401(k) Plan	Section 5.04(h)
401(k) Plan Termination Date	Section 5.04(h)
Affiliate	Section 8.03
Agreement	Preamble
Annual Amount	Section 5.05(c)
Antitrust Laws	Section 5.03(d)
Appraisal Shares	Section 2.01(g)
Assumed TopCo Equity Awards	Section 2.05(d)
business day	Section 8.03
Canada Competition Act Clearance	Section 6.01(c)
Canceled Shares	Section 2.01(a)
Cash Component	Section 2.04(a)
Cash Consideration	Section 2.01(b)(iii)
Cash Conversion Number	Section 2.04(a)
Cash Election	Section 2.01(b)(iii)
Cash Election Shares	Section 2.01(b)(iii)
CCR	Section 2.01(b)(i)
CCR Agreement	Section 5.15
CCR Shortfall Payment	Section 2.05(b)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.01(a)(ii)
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 8.03
Commitment Letter	Section 3.02(y)
Commonly Controlled Entity	Section 8.03
Company	Preamble
Company Acquisition Agreement	Section 4.02(a)
Company Adverse Recommendation Change	Section 4.02(d)
Company Benefit Plan	Section 8.03
Company Board Recommendation	Section 3.01(d)(i)
Company By-laws	Section 3.01(a)
Company Capitalization Date	Section 3.01(c)(i)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Recitals
Company Disclosure Letter	Section 8.03
Company Employees	Section 5.04(a)
Company ESPP	Section 8.03
Company ESPP Offering Period	Section 2.06
Company Filed SEC Documents	Section 3.01
Company Holder	Section 2.03
Company Leased Real Property	Section 3.01(r)(i)

Company Leveraged PSU	Section 8.03
Company Material Adverse Effect	Section 8.03
Company Owned Real Property	Section 3.01(r)(ii)
Company Permits	Section 3.01(j)
Company Permitted Liens	Section 8.03
Company Preferred Stock	Section 3.01(c)(i)
Company PSU	Section 8.03
Company Real Property Lease	Section 3.01(r)(i)
Company RSU	Section 8.03
Company SEC Documents	Section 3.01(e)(i)
Company Specified Contract	Section 3.01(i)(xiv)
Company Stock Options	Section 3.01(c)(i)
Company Stock Plans	Section 8.03
Company Stockholder Approval	Section 3.01(s)
Company Stockholders’ Meeting	Section 5.01(a)
Company Superior Proposal	Section 4.02(g)(ii)
Company Superior Proposal Termination	Section 4.02(d)
Company Takeover Proposal	Section 4.02(g)(i)
Company Termination Fee	Section 5.06(d)
Confidentiality Agreement	Section 8.03
Conflicts Committee	Section 5.03(b)
Contract	Section 3.01(d)(ii)
Contributed Assets	Recitals
Contribution	Section 1.01(b)(iii)
D&O Tail Premium Cap	Section 5.05(c)
DGCL	Section 1.01(a)(i)
Director DSU	Section 8.03
Divestiture Action	Section 5.03(b)
DLLCA	Section 1.01(b)(i)
DOE	Section 3.01(k)(ii)
DRULPA	Section 1.01(a)(i)
DSU Amount	Section 2.05(c)
EBITDA	Section 5.03(c)
EDGAR	Section 8.03
Effective Time	Section 1.01(a)(ii)
Election	Section 2.03(a)
Election Deadline	Section 2.03(d)
Energy Products	Section 8.03
Environmental Law	Section 8.03
ERISA	Section 8.03
ETE GP	Preamble
ETP	Section 8.03
ETP Class E Units	Section 3.02(c)(ii)
ETP Class G Units	Section 3.02(c)(ii)
ETP Class H Units	Section 3.02(c)(ii)

ETP Class I Units	Section 3.02(c)(ii)
ETP Common Units	Section 3.02(c)(ii)
ETP General Partner Interest	Section 3.02(c)(ii)
ETP IDRs	Section 3.02(c)(ii)
ETP Partnership Agreement	Section 3.02(a)
Excess Shares	Section 2.02(i)
Exchange Act	Section 2.03(d)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 8.03
FCC	Section 3.01(k)(ii)
FERC	Section 3.01(d)(iii)
Finance Related Parties	Section 8.13
Financing	Section 3.02(y)
Financing Sources	Section 5.14
Financings	Section 5.14
Form of Election	Section 2.03(b)
Form S-4	Section 5.01(a)
FPA	Section 3.01(d)(iii)
Fractional Unit Payment	Section 2.05(b)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(iii)
GP Certificate of Merger	Section 1.01(b)(i)
GP Merger	Section 1.01(b)(i)
GP Merger Effective Time	Section 1.01(b)(i)
GP Surviving Company	Section 1.01(b)(i)
Hazardous Materials	Section 8.03
HSR Act	Section 3.01(d)(iii)
ICA	Section 3.01(k)(ii)
Indebtedness	Section 4.01(a)(xi)
Indemnified Party	Section 5.05(b)
Intended Tax Treatment	Recitals
Intervening Event	Section 8.03
Knowledge	Section 8.03
Law	Section 3.01(d)(ii)
Liens	Section 3.01(b)
Merger	Recitals
Merger Consideration	Section 2.01(b)
Mixed Consideration	Section 2.01(b)(ii)
Mixed Election	Section 2.01(b)(ii)
Mixed Election Shares	Section 2.01(b)(ii)
Multiemployer Plan	Section 3.01(m)(v)
Multiple Employer Plan	Section 3.01(m)(v)
NGA	Section 3.01(k)(ii)
NGLs	Section 8.03

NGPA	Section 3.01(k)(ii)
Non-Election Shares	Section 2.01(b)(iv)
Non-U.S. Company Benefit Plan	Section 3.01(m)(viii)
Non-U.S. Parent Benefit Plan	Section 3.02(m)(viii)
ordinary course of business	Section 8.03
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent 401(k) Plans	Section 5.04(h)
Parent Benefit Plan	Section 8.03
Parent Capitalization Date	Section 3.02(c)(i)
Parent Cash Deposit	Section 2.02(a)
Parent Certificate of Partnership	Section 3.02(a)
Parent Class D Units	Section 3.02(c)(i)
Parent Class E Issuance	Section 1.01(b)(iii)
Parent Class E Units	Recitals
Parent Common Units	Section 3.02(c)(i)
Parent Disclosure Letter	Section 8.03
Parent Equity Plan	Section 8.03
Parent Filed SEC Documents	Section 3.02
Parent General Partner Interest	Section 3.02(c)(i)
Parent GP	Preamble
Parent Leased Real Property	Section 3.02(r)(i)
Parent Material Adverse Effect	Section 8.03
Parent Owned Real Property	Section 3.02(r)(ii)
Parent Partnership Agreement	Section 3.02(a)
Parent Partnership Agreement Amendment	Section 1.01(b)(ii)
Parent Permits	Section 3.02(j)
Parent Permitted Liens	Section 8.03
Parent Real Property Lease	Section 3.02(r)(i)
Parent Restricted Unit	Section 8.03
Parent SEC Documents	Section 3.02(e)(i)
Parent Specified Contract	Section 3.02(i)(xiv)
Parent Transaction Documents	Section 3.02(d)(i)
person	Section 8.03
Pre-Merger Special Dividend	Section 5.16
Proxy Statement	Section 5.01(a)
PUHCA	Section 3.01(k)(i)
PURPA	Section 3.01(k)(ii)
Representative	Section 8.03
Restraint	Section 6.01(e)
Rights-of-Way	Section 3.01(r)(iii)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
SEC	Section 3.01
Section 262	Section 2.01(g)
Securities Act	Section 3.01(e)(i)

Seller Related Parties	Section 8.13
Share Consideration	Section 2.01(b)(i)
Share Consideration Ratio	Section 2.01(b)(i)
Share Election	Section 2.01(b)(i)
Share Election Shares	Section 2.01(b)(i)
Shortfall Number	Section 2.04(b)(iii)
Significant Customer	Section 8.03
Subsidiary	Section 8.03
Subsidiary-Owned Company Shares	Section 2.01(d)
SUN	Section 8.03
Surviving Entity	Section 1.01(a)(i)
SXL	Section 8.03
SXL Common Units	Section 3.02(c)(ii)
SXL General Partner Interest	Section 3.02(c)(ii)
SXL IDRs	Section 3.02(c)(ii)
SXL Partnership Agreement	Section 3.02(a)
Systems	Section 8.03
Takeover Laws	Section 3.01(v)
Tax Return	Section 8.03
Taxes	Section 8.03
TopCo	Preamble
TopCo Common Shares	Section 8.03
TopCo DSU	Section 2.05(c)
TopCo GP	Preamble
TopCo RSU	Section 2.05(b)
TopCo SAR	Section 2.05(a)
TopCo Share Issuance	Section 8.03
TopCo Share Value	Section 8.03
Total Cash Election Number	Section 2.04(b)(i)
Transactions	Section 8.03
Voting Company Debt	Section 3.01(c)(iii)
Voting Parent Debt	Section 3.02(c)(iii)
WPX Spin-Off	Section 3.01(n)(iv)
WPZ	Section 8.03
WPZ Class B Units	Section 3.01(c)(ii)
WPZ Common Units	Section 3.01(c)(ii)
WPZ Fee	Recitals
WPZ General Partner Interest	Section 3.01(c)(ii)
WPZ General Partner Units	Section 3.01(c)(ii)
WPZ GP	Recitals
WPZ GP Long-Term Incentive Plan	Section 8.03
WPZ IDRs	Section 3.01(c)(ii)
WPZ Legacy Long-Term Incentive Plan	Section 8.03
WPZ Merger Agreement	Recitals
WPZ Partnership Agreement	Section 3.01(a)
WPZ Phantom Unit	Section 8.03
WPZ Termination Fee Reimbursement	Section 5.06(f)

I-5